Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q3 and 9M 2017 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures[1]	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc 1	USD m	USD m	USD	cc 1
Net sales to third parties	12 413	12 126	2	2	36 194	36 196	0	1
Divisional operating income	2 519	2 324	8	11	6 926	7 134	- 3	0
Corporate income & expense, net	- 162	- 55	nm	nm	- 367	- 321	- 14	- 24
Operating income	2 357	2 269	4	6	6 559	6 813	- 4	- 1
As % of net sales	19.0%	18.7%			18.1%	18.8%
Income from associated companies	262	217	21	21	692	547	27	26
Interest expense	- 197	- 174	- 13	- 17	- 569	- 539	- 6	- 8
Other financial income and expense	14	- 38	nm	nm	16	- 82	nm	nm
Taxes	- 353	- 329	- 7	- 10	- 971	- 977	1	- 2
Net income	2 083	1 945	7	10	5 727	5 762	- 1	2
Basic earnings per share (USD)	0.89	0.81	10	12	2.43	2.42	0	3
Cash flows from operating activities	3 586	3 231	11		9 213	7 884	17
Free cash flow[1]	3 064	2 591	18		7 972	6 479	23
Core[1]
Core operating income	3 382	3 381	0	1	9 627	9 974	- 3	- 1
As % of net sales	27.2%	27.9%			26.6%	27.6%
Core net income	3 017	2 938	3	4	8 573	8 656	-1	1
Basic core earnings per share (USD)	1.29	1.23	5	6	3.64	3.63	0	2
nm = not meaningful

Third quarter

Net sales
Net sales were USD 12.4 billion (+2%, +2% cc) in the third quarter, as volume growth of 7 percentage points, including growth from Cosentyx, Entresto and Alcon, was partly offset by the negative impacts of generic competition (-4 percentage points) and pricing (-1 percentage point).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 162 million in third quarter of 2017 compared to USD 55 million in prior year mainly due to lower gains from divestments of real estate, lower realized net gains from investments in the Novartis Venture Fund and a fair value adjustment to contingent liabilities.

Operating income
Operating income was USD 2.4 billion (+4%, +6% cc) mainly driven by growth drivers, productivity and a gain from a Swiss pension plan amendment, which were partly offset by generic erosion. Operating income margin in constant currencies increased 0.7 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net increase of 0.3 percentage points to 19.0% of net sales.

Core adjustments amounted to USD 1.0 billion (2016: USD 1.1 billion). Core operating income was USD 3.4 billion (0%, +1% cc) as growth drivers and productivity offset generic erosion. Core operating income margin in constant currencies decreased 0.2 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.7 percentage points to 27.2% of net sales.

Income from associated companies
Income from associated companies amounted to USD 262 million, compared to USD 217 million in the prior year quarter. The increase is due to a higher estimated income contribution from GSK Consumer Healthcare Holdings Ltd. of USD 119 million compared to USD 91 million in prior year, as well as to an

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 44. Unless otherwise noted, all growth rates in this document refer to same period in prior year.

increased estimated income contribution from Roche Holding AG (Roche) of USD 142 million compared to USD 125 million in prior year.

Core income from associated companies increased to USD 359 million from USD 295 million in prior year, in line with reported income from associated companies and as core income contribution from both GSK Consumer Healthcare Holdings Ltd. and Roche increased compared to prior year.

Interest expense and other financial income/expense
Interest expense increased to USD 197 million from USD 174 million in prior year due to higher outstanding debt. Other financial income and expense amounted to an income of USD 14 million compared to an expense of USD 38 million in the prior year quarter, mainly due to lower currency losses of USD 11 million compared to USD 44 million in prior year.

Taxes
The tax rate was 14.5% in line with prior year. The core tax rate was 15.2% in line with prior year.

Net income and EPS
Net income was USD 2.1 billion (+7%, +10% cc), driven by the strong operating income and higher income from associated companies.

EPS was USD 0.89 (+10%, +12% cc), driven by growth in net income and the benefit from the share buyback program.

Core net income was USD 3.0 billion (+3%, +4% cc), driven by growth in core operating income and higher core income from associated companies.

Core EPS was USD 1.29 (+5%, +6% cc), driven by growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 3.1 billion (+18% USD) compared to USD 2.6 billion in prior year. The increase of USD 0.5 billion was mainly driven by improved cash flows from operating activities and lower net investments in intangible assets.

Nine months

Net sales
Net sales were USD 36.2 billion (0%, +1% cc) in the first nine months, as volume growth of 6 percentage points, including growth from Cosentyx, Entresto, Promacta/Revolade and Tafinlar + Mekinist, was offset by the negative impacts of generic competition (-3 percentage points) and pricing (-2 percentage points).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 367 million compared to USD 321 million in prior year mainly due to lower gains from divestments of real estate.

Operating income
Operating income was USD 6.6 billion (-4%, -1% cc) as generic erosion and higher impairments were mostly offset by growth drivers, productivity and lower amortization. Core adjustments amounted to USD 3.1 billion (2016: USD 3.2 billion). Operating income margin in constant currencies decreased 0.4 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.7 percentage points to 18.1% of net sales.

Core adjustments amounted to USD 3.1 billion (2016: USD 3.2 billion). Core operating income was USD 9.6 billion (-3%, -1% cc). Core operating income margin in constant currencies decreased 0.7 percentage points, mainly due to generic erosion of Gleevec/Glivec partly offset by growth drivers and productivity; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.0 percentage points to 26.6% of net sales.

Income from associated companies
Income from associated companies increased to USD 692 million from USD 547 million in prior year mainly due to higher income from the investment in GSK Consumer Healthcare Holdings Ltd. The share of income from GSK Consumer Healthcare Holdings Ltd. increased to USD 338 million from

USD 198 million in prior year. The increase was due to an estimated income from GSK Consumer Healthcare Holdings Ltd. of USD 291 million compared to USD 220 million in 2016, as well as the recognition of a positive prior year true up of USD 47 million based on the actual audited results for 2016, compared to a negative prior year true up of USD 22 million recognized in 2016 for 2015.

Core income from associated companies increased to USD 1.0 billion from USD 854 million in the prior year period. The core income contribution from GSK Consumer Healthcare Holdings Ltd. increased to USD 368 million from USD 282 million in the first nine months of 2016, and the core income contribution from Roche increased to USD 645 million from USD 567 million in the first nine months of 2016.

Interest expense and other financial income/expense
Interest expense increased to USD 569 million from USD 539 million in the prior year period due to higher outstanding debt. Other financial income and expense amounted to an income of USD 16 million compared to an expense of USD 82 million in the prior year period, mainly due to lower currency losses of USD 44 million compared to USD 117 million in prior year.

Taxes
The tax rate was 14.5% in line with prior year. The core tax rate was 15.2% in line with prior year.

Net income and EPS
Net income was USD 5.7 billion (-1%, +2% cc), due to higher income from associated companies.

EPS was USD 2.43 (0%, +3% cc), driven by net income growth and the benefit from the share buyback program.

Core net income was USD 8.6 billion (-1%, +1% cc), due to higher core income from associated companies.

Core EPS was USD 3.64 (0%, +2% cc), with growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 8.0 billion (+23% USD) compared to USD 6.5 billion in the prior year. The increase of USD 1.5 billion was mainly driven by improved cash flows from operating activities.

Innovative Medicines
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 302	8 173	2	2	24 269	24 289	0	2
Operating income	2 179	2 020	8	11	5 975	6 066	-2	2
As % of net sales	26.2	24.7			24.6	25.0
Core operating income	2 657	2 676	-1	1	7 659	7 947	-4	-1
As % of net sales	32.0	32.7			31.6	32.7

Third quarter

Net sales
Net sales were USD 8.3 billion (+2%, +2% cc) in the third quarter. Volume contributed 8 percentage points to sales growth. Generic competition had a negative impact of 6 percentage points largely due to Gleevec/Glivec genericization in Europe and the US. Pricing impact was negligible.

Regionally, US sales (USD 2.8 billion, +4% cc) grew as Cosentyx, Entresto, Promacta/Revolade, Tasigna and Afinitor more than offset the generic competition, largely for Gleevec/Glivec. Europe sales (USD 2.9 billion, -1% cc) slightly declined mainly driven by Gleevec/Glivec genericization, partly offset by Cosentyx, Tafinlar + Mekinist, Jakavi, and Entresto growth. Japan sales (USD 0.6 billion, +1% cc) grew slightly mainly driven by Lucentis. Emerging Growth Markets sales increased 5% (cc) to USD 2.1 billion.

Novartis Pharmaceuticals business unit sales were USD 5.2 billion (+6% cc). Immunology and Dermatology (USD 1.1 billion, +37% cc) sales increased, driven by strong growth of Cosentyx (USD 556 million, +83% cc) across all indications, mainly in US and Europe. In Cardio-Metabolic, Entresto (USD 128 million, +138% cc) continued to grow, benefitting from the impact of improved access and sales force expansion in the US and from broad reimbursement in Europe. Respiratory (USD 415 million, +6% cc) performance was driven by strong growth of Xolair (USD 245 million, +12% cc). In Neuroscience, Gilenya (USD 801 million, 0% cc) was in line with prior year. Ophthalmology sales (USD 1.3 billion, -3% cc) declined mainly driven by generic impact of Pataday in the US, partly offset by Lucentis (USD 481 million, +5% cc).

Novartis Oncology business unit sales were USD 3.1 billion (-4% cc) declining due to Gleevec/Glivec (USD 445 million, -47% cc) generic impact in Europe and the US. Excluding Gleevec/Glivec, sales grew 11% (cc) driven by Promacta/Revolade (USD 227 million, +36% cc), Tasigna (USD 482 million, +12% cc), Tafinlar + Mekinist (USD 224 million, +27% cc), Jakavi (USD 201 million, +31% cc), Votrient (USD 213 million, +15% cc), Exjade (USD 264 million, +11% cc) and Kisqali (USD 26 million).

Operating income
Operating income was USD 2.2 billion (+8%, +11% cc), mainly driven by higher sales, productivity, a gain from a Swiss pension plan amendment and lower amortization, which were partly offset by generic erosion, growth investments and lower divestment gains. Operating income margin in constant currencies increased 2.1 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net increase of 1.5 percentage points to 26.2% of net sales.

Core adjustments totaled USD 478 million, including USD 516 million for amortization of intangible assets, partly offset by a gain from a Swiss pension plan amendment. Prior year core adjustments were USD 656 million. Core operating income was USD 2.7 billion (-1%, +1% cc). Core operating income margin in constant currencies decreased by 0.3 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.7 percentage points to 32.0% of net sales.

Core gross margin as a percentage of net sales increased by 0.3 percentage points (cc), mainly due to higher revenues from the Xolair profit sharing in the US. Core R&D expenses decreased by 0.9 percentage points (cc), mainly reflecting continued productivity and resource allocation from the creation of the Global Drug Development unit. Core SG&A expenses increased by 1.5 percentage points (cc), largely due to growth investments for Kisqali, Cosentyx and Entresto. Core Other Income and Expense impact was negligible.

Nine months

Net sales
Innovative Medicines delivered net sales of USD 24.3 billion (0%, +2% cc) in the first nine months, as volume growth (+7 percentage points) more than offset the negative impact of generic competition (-5 percentage points). Pricing impact was negligible.

In the US (USD 8.2 billion, +1% cc), the strong performance of Cosentyx, Entresto, and Promacta/Revolade was partly offset by generic competition, largely for Gleevec/Glivec. Europe sales (USD 8.3 billion, 0% cc) were in line with prior year as Cosentyx, Jakavi, Tafinlar + Mekinist and Entresto growth was fully offset by generic competition, largely for Gleevec/Glivec. Japan sales (USD 1.8 billion, -2% cc) declined versus the prior year, mainly due to generic competition. Emerging Growth Markets sales increased 7% (cc) to USD 6.2 billion.

Operating income
Operating income was USD 6.0 billion (-2%, +2% cc) mainly due to higher sales, productivity, lower amortization, partly offset by generic erosion, growth investments and the RLX030 net charge. Operating income margin in constant currencies increased 0.1 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.4 percentage points to 24.6% of net sales.

Core adjustments amounted to USD 1.7 billion, mainly due to USD 1.6 billion of amortization of intangible assets. Prior year core adjustments were USD 1.9 billion. Core adjustments decreased compared to prior year mainly due to lower amortization. Core operating income was USD 7.7 billion  (-4%, -1% cc). Core operating income margin in constant currencies decreased by 0.8 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.1 percentage points to 31.6% of net sales.

Core gross margin as a percentage of net sales increased by 0.5 percentage points (cc) mainly driven by higher revenues from the Xolair profit sharing in the US. Core R&D expenses decreased by 0.9 percentage points (cc), mainly reflecting continued productivity and resource allocation from the creation of the Global Drug Development unit. Core SG&A expenses increased by 1.8 percentage points (cc), largely due to launch investments. Core Other Income and Expense, net decreased the margin by 0.4 percentage points (cc).

Innovative Medicines product review

All comments below focus on third quarter movements in constant currencies.

ONCOLOGY BUSINESS UNIT
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	445	834	-47	-47	1 495	2 559	-42	-41
Tasigna	482	441	9	12	1 356	1 281	6	9
Sandostatin	402	413	-3	-1	1 191	1 238	-4	-2
Afinitor/Votubia	389	393	-1	0	1 118	1 125	-1	1
Exjade/Jadenu	264	242	9	11	778	719	8	10
Tafinlar + Mekinist[1]	224	172	30	27	627	494	27	28
Promacta/Revolade	227	168	35	36	612	457	34	35
Votrient	213	183	16	15	595	537	11	11
Jakavi	201	149	35	31	549	419	31	32
Kisqali	26	0	nm	nm	41	0	nm	nm
Other	228	240	-5	-3	669	754	-11	-9
Total Oncology business unit	3 101	3 235	-4	-4	9 031	9 583	-6	-4

1Majority of sales for Tafinlar and Mekinist are combination, but both can be used as a monotherapy nm = not meaningful

Tasigna (USD 482 million, +12% cc) showed solid growth driven by the US and phasing in Emerging Growth Markets. Tasigna is approved for the treatment of adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase, and is also approved for the treatment of adult patients with Ph+ CML in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec. In Q2, the European Commission approved the inclusion of Treatment-free Remission (TFR) data in the Tasigna

Summary of Product Characteristics (SmPC). In Q3, a supplemental New Drug Application (sNDA) for Tasigna (nilotinib) in TFR was accepted for review by the FDA and granted priority review.

Gleevec/Glivec (USD 445 million, -47% cc) continued to decline, driven by generic imatinib competition in most major markets. Gleevec/Glivec is approved in more than 110 countries for the treatment of adult patients in all phases of Ph+ CML, for the treatment of patients with KIT (CD117)-positive gastrointestinal tumors (KIT+ GIST), which cannot be surgically removed and/or have metastasized, and for the treatment of adult patients following complete surgical removal of KIT+ GIST. Not all indications are available in every country.

Sandostatin (USD 402 million, -1% cc) declined slightly due to competitive pressure. Sandostatin is a somatostatin analogue available in immediate and long-acting release injectable formulations and is indicated for the treatment of acromegaly and NET. In NET, Sandostatin LAR is used for patients with symptoms of carcinoid syndrome from gastro-entero-pancreatic NET as well as for tumor control in patients with advanced NET of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 389 million, 0% cc) were in line with prior year as competitive pressure in the breast cancer and renal cell carcinoma indications was offset by growth in NET and TSC. Afinitor is approved in combination with exemestane for the treatment of postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) advanced breast cancer after recurrence or progression following a non-steroidal aromatase inhibitor (in the US, specifically after failure of treatment with letrozole or anastrozole), for patients with advanced renal cell carcinoma whose disease has progressed on or after treatment with VEGF-targeted therapy (in the US, specifically after failure of treatment with sunitinib and sorafenib), for progressive, metastatic or unresectable well- or moderately-differentiated pancreatic NET, and for the treatment of progressive, metastatic or unresectable, well-differentiated, nonfunctional GI or lung NET. Afinitor is also approved for treatment of patients with subependymal giant cell astrocytoma associated with TSC that requires therapeutic intervention but cannot be curatively resected and for treatment of patients with renal angiomyolipoma associated with TSC who do not require immediate surgery. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade/Jadenu (USD 264 million, +11% cc) showed solid growth in most major markets, driven by continued uptake of Film-Coated Tablet (FCT). Exjade is a once-daily dispersible tablet for chronic transfusional iron overload, as well as for chronic iron overload in patients with non-transfusion-dependent thalassemia. Jadenu, a once-daily oral film-coated tablet formulation, which provides a simpler administration for patients, is approved in the US, Canada, Switzerland and other markets for the same indications as Exjade. In the EU, the film-coated tablet formulation is approved as Exjade FCT. Regulatory applications for FCT have been submitted in several other countries worldwide. In addition to the FCT, the film-coated tablet formulation has been developed as Granules for patients who cannot swallow tablets, using the same composition as the FCT. Jadenu Sprinkle granules were approved by the US FDA in May 2017, and Jadenu granules were approved in Japan, in July 2017. A regulatory application for granules also has been submitted under the name Exjade in the EU and regulatory approval is expected in 2017.

Promacta/Revolade (USD 227 million, +36% cc) grew at a strong double-digit rate in all regions, driven by continued worldwide uptake as well as growth of the thrombopoietin (TPO) class for chronic immune (idiopathic) thrombocytopenic purpura (ITP). It is the only approved once-daily oral TPO receptor agonist and the only TPO receptor agonist with multiple indications in different disease states and leads the market globally in the TPO class. It is approved in more than 100 countries for the treatment of thrombocytopenia in adult patients with chronic ITP who have had an inadequate response or are intolerant to other treatments. In the US and EU, Promacta/Revolade is approved for patients one year and older with chronic ITP who have had an insufficient response to other treatments. It is approved in Japan for aplastic anemia as first-line therapy and for patients who are refractory to other treatments. It is also approved in 45 countries for the treatment of patients with severe aplastic anemia who are refractory to other treatments, and in more than 50 countries for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy.

Tafinlar + Mekinist (USD 224 million, +27% cc) performance was driven by double-digit growth across all regions. Tafinlar + Mekinist is the first combination of its kind for the treatment of patients with BRAF V600E/K mutation-positive unresectable or metastatic melanoma, as detected by a validated test, and continues to be the market leader globally across targeted therapy options. It is also the first combination of BRAF and MEK inhibitors to report three years of follow-up survival data in a Phase III study and five years of follow up in a separate Phase II study in BRAF V600+ unresectable or metastatic melanoma patients. Tafinlar and Mekinist are also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 60 countries worldwide. The combination of Tafinlar + Mekinist is also approved for the treatment of metastatic non-small cell lung cancer (NSCLC) with a BRAF V600E mutation in the US and advanced NSCLC with a BRAF V600 mutation in the EU.

Votrient (USD 213 million, +15% cc) showed solid growth driven mainly by the US and phasing in Emerging Growth Markets. Votrient is a small molecule tyrosine kinase inhibitor (TKI) that inhibits a number of intracellular proteins to limit tumor growth and cell survival, which is approved in the US for the treatment of patients with aRCC, and in the EU for first-line treatment of adult patients with aRCC as well as patients who have received prior cytokine therapy for advanced disease. Votrient is also indicated for the treatment of patients with selective subtypes of advanced soft tissue sarcoma (STS) who have received prior chemotherapy or have progressed within 12 months after neoadjuvant therapy (efficacy in adipocytic STS or gastrointestinal stromal tumors has not been demonstrated).

Jakavi (USD 201 million, +31% cc) showed continued double-digit growth across all regions driven by myelofibrosis (MF) and reimbursement of the second-line polycythemia vera (PV) indication in additional countries. Jakavi, an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary MF (also known as chronic idiopathic MF), post-polycythemia vera MF or post-essential thrombocythemia MF. Jakavi is currently approved in 101 countries for the MF indication, including EU countries, Japan and Canada. More than 75 countries have also approved Jakavi for the treatment of adult patients with PV who are resistant to or intolerant of hydroxyurea, including EU countries, Switzerland, Canada and Japan, and regulatory applications have been submitted in other countries. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the areas of oncology, hematology and graft-versus-host disease outside the US. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi®.

Kisqali (USD 26 million), US launch progressed in the third quarter and EU approval was obtained. The full US promotional launch occurred at the end of August, and by the end of September, the vast majority of patient lives had payor access. Germany is currently the only major market in the EU where the product is launched and reimbursed. Other major markets in the EU are expected to gain reimbursement over the next 12 months. Additional filings are underway with other health authorities worldwide. Kisqali is a selective cyclin-dependent kinase inhibitor, a class of drugs that help slow the progression of cancer by inhibiting the proteins cyclin-dependent kinase 4 and 6. Kisqali was approved in combination with an aromatase inhibitor by the FDA and launched in the US in March 2017 as initial endocrine-based therapy for the treatment of postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) advanced or metastatic breast cancer. In May 2017, FDA approved Kisqali Femara Co-Pack (ribociclib tablets; letrozole tablets), the first-of-its-kind in Oncology, as initial endocrine-based therapy for the treatment of HR+/HER2- advanced or metastatic breast cancer in postmenopausal women.

PHARMACEUTICAL BUSINESS UNIT

OPHTHALMOLOGY
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	481	456	5	5	1 403	1 383	1	4
Travoprost Group	149	151	-1	-1	439	458	-4	-3
Systane Group	100	96	4	2	292	277	5	5
Topical Olopatadine Group	49	81	-40	-39	225	280	-20	-19
Other	544	586	-7	-7	1 663	1 746	-5	-4
Total Ophthalmology	1 323	1 370	-3	-3	4 022	4 144	-3	-2

Lucentis (USD 481 million, +5% cc) sales continued to grow driven by market expansion in Europe, Japan and Emerging Growth Markets, and reimbursement listing in China for nAMD indication. Lucentis is approved for six indications and is the only treatment available for all types of choroidal neovascularization (CNV). Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. The Lucentis pre-filled syringe has launched in 33 countries so far. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product ex-US. Genentech holds the rights to commercialize Lucentis in the US.

Travoprost Group (USD 149 million, -1% cc) sales declined mainly due to loss of exclusivity in Europe. Travoprost Group includes Travatan, TravatanZ and DuoTrav, which are indicated for the reduction of elevated intraocular pressure in patients with open-angle glaucoma or who have ocular hypertension. Single agent travoprost products (Travatan, TravatanZ, Travatan BAK-Free and Izba) are prescribed as first-line agents. DuoTrav (travoprost and timolol) is a fixed-dose combination solution approved as a second-line treatment.

Systane Group (USD 100 million, +2% cc) sales grew in the US, partly offset by a slowdown in Europe. The Systane portfolio is a group of ocular health products, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes Systane Ultra, Systane Balance, and Systane Hydration, and includes treatments for daily and nighttime relief, as well as products for everyday lid hygiene, and for discomfort associated with contact lens wear.

Topical Olopatadine Group (USD 49 million, -39% cc) sales declined mainly due to the loss of exclusivity of Pataday in the US. Patanol, Pataday and Pazeo are olopatadine hydrochloride ophthalmic solutions of different concentrations that are approved to treat the signs and symptoms of allergic conjunctivitis (Patanol), as well as ocular itching associated with allergic conjunctivitis (Pataday and Pazeo).

IMMUNOLOGY and DERMATOLOGY
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cosentyx	556	301	85	83	1 456	737	98	98
Neoral/Sandimmun(e)	126	130	-3	-2	364	389	-6	-4
Zortress/Certican	107	101	6	6	298	294	1	3
Ilaris	107	73	47	47	287	208	38	39
Myfortic	94	97	-3	-1	274	292	-6	-1
Other	73	68	7	3	207	204	1	1
Total Immunology and Dermatology	1 063	770	38	37	2 886	2 124	36	38
Xolair sales for all indications are reported in the Respiratory franchise

Cosentyx (USD 556 million, +83% cc) showed strong growth across all indications, driven by the US and Europe, with more than 100,000 patients treated since launch. Cosentyx is the first and only fully human monoclonal antibody that selectively neutralizes interleukin-17A (IL-17A), the key cytokine in the pathogenesis of psoriasis (PsO), ankylosing spondylitis (AS) and psoriatic arthritis (PsA), and is approved to treat PsO, AS, PsA and in Japan – pustular PsO. In clinical trials, Cosentyx has also shown superiority over Enbrel® and Stelara®, providing rapid and sustainable efficacy for patients with PsO. The Cosentyx EU label was also updated to include additional hard-to-treat areas including palmoplantar, nail and scalp PsO.

Xolair continued its strong growth globally as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU). CSU is a distressing skin condition that appears spontaneously and causes persistent hives and/or painful deeper swelling of the skin for 6 weeks or more. Xolair is also a treatment for moderate-to-severe or severe persistent allergic asthma (SAA), which is addressed in the Respiratory section. All Xolair sales are booked in the Respiratory franchise. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

Neoral/Sandimmun(e) (USD 126 million, -2% cc) is an immunosuppressant to prevent organ rejection following a kidney, liver, heart, lung or bone marrow transplant. It is also indicated for the treatment of selected autoimmune disorders, such as endogenous uveitis, nephrotic syndrome, psoriasis, rheumatoid arthritis and atopic dermatitis. Sales are declining slightly due to generic competition and mandatory price reductions, mainly in Europe and Japan. The decrease is not as rapid as has been the case in other therapeutic areas, due to the special characteristics of the solid organ transplant market.

Zortress/Certican (USD 107 million, +6% cc), approved in more than 100 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show growth. It is also approved for liver transplant patients in over 70 countries, including EU countries and the US. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. For use in drug-eluting stents Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific.

Ilaris (USD 107 million, +47% cc) continued to grow strongly. Ilaris is a selective, high-affinity, fully human monoclonal antibody that inhibits IL-1β, a key cytokine in the inflammatory pathway, by blocking the action of IL-1β for a sustained period of time, therefore inhibiting inflammation that is caused by its over-production. Ilaris is approved in over 70 countries as a treatment for various inflammatory conditions, especially for adults and children with cryopyrin-associated periodic syndrome (CAPS), systemic juvenile idiopathic arthritis (SJIA), and the symptomatic treatment of refractory acute gouty arthritis. In 2016, Ilaris received approval for patients with Adult-Onset Still’s Disease in Europe, and for three rare and distinct types of Periodic Fever Syndromes, also known as Hereditary Periodic Fevers, in the US and Japan. The European Commission approved Ilaris for the same three Periodic Fever Syndromes in February 2017.

Myfortic (USD 94 million, -1% cc), a transplantation medicine, declined slightly due to loss of exclusivity in several markets. Myfortic continued to grow in geographies where generic competition has not yet begun.

NEUROSCIENCE

	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	801	790	1	0	2 360	2 299	3	3
Other	26	30	-13	-11	77	94	-18	-17
Total Neuroscience	827	820	1	0	2 437	2 393	2	3

Gilenya (USD 801 million, 0% cc), was in line with prior year in the US, while Europe’s solid growth was partly offset by phasing in Emerging Growth Markets. Gilenya is indicated to treat relapsing forms of multiple sclerosis (RMS) and is approved in over 80 countries. Gilenya has been used to treat more than 217,000 patients with long-term data now out to 10 years, with the total patient exposure now at more than 480,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

RESPIRATORY

	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Ultibro Breezhaler	101	95	6	3	291	273	7	8
Seebri Breezhaler	37	37	0	2	109	111	-2	2
Onbrez Breezhaler	27	37	-27	-16	83	107	-22	-15
COPD portfolio	165	169	-2	-1	483	491	-2	2
Xolair[1]	245	215	14	12	673	619	9	12
Other	5	6	-17	-29	16	23	-30	-18
Total Respiratory	415	390	6	6	1 172	1 133	3	7
1Revenue, which is ex-US only, reflects Xolair sales for all indications (including CSU/CIU, which is managed by the Immunology and Dermatology franchise)

The COPD portfolio, which consists of Ultibro Breezhaler, Onbrez Breezhaler and Seebri Breezhaler, declined -1% (cc) to USD 165 million. All three products in the COPD portfolio are delivered via the low-resistance Breezhaler inhalation device. In the US, Sunovion Pharmaceuticals Inc. has assumed as of December 21, 2016 US commercialization rights for these US products under the names Utibron Neohaler, Arcapta Neohaler and Seebri Neohaler. Novartis will continue to bring Ultibro Breezhaler, Onbrez Breezhaler and Seebri Breezhaler to patients with COPD outside of the US.

Ultibro Breezhaler (USD 101 million, +3% cc), a LABA/LAMA, grew driven by positive FLAME study  results and the GOLD guidelines, which recommended LABA/LAMA as the preferred option in the majority of symptomatic patients regardless of their exacerbation risk. Ultibro Breezhaler, a first-in-class dual bronchodilator, is approved in over 90 countries, including Japan and EU countries. It is a once-daily fixed-dose combination of indacaterol and glycopyrronium bromide, and in the EU is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD.

Seebri Breezhaler (USD 37 million, +2% cc), an inhaled LAMA is approved in over 100 countries and indicated as a maintenance bronchodilator treatment to relieve symptoms of patients with COPD. Glycopyrronium bromide and certain use and formulation intellectual property were exclusively licensed to Novartis in April 2005 by Sosei and Vectura.

Onbrez Breezhaler (USD 27 million, -16% cc), an inhaled LABA, declined, due in part to a focus of resources on Ultibro Breezhaler. Onbrez Breezhaler is indicated as a maintenance of airflow obstruction in adult patients with COPD, and is approved in over 100 countries.

Xolair (USD 245 million, +12% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow strongly. In July 2016, the FDA approved an expanded age range for Xolair to include children six to 11 years of age with moderate to severe persistent asthma. Worldwide, Xolair is the first biologic approved for adults and children with moderate-to-severe allergic asthma. In August 2017, Xolair was approved in China for moderate to severe persistent allergic asthma in adults & adolescents > 12 years of age. This approval makes Xolair the first & only biologic approved for asthma in China. Xolair as a treatment for CSU/CIU is addressed earlier in the Immunology and Dermatology section. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

CARDIO-METABOLIC

	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Entresto	128	53	142	138	322	102	216	215
Other	5	4	25	21	12	10	20	21
Total Cardio-Metabolic	133	57	133	130	334	112	198	198
Entresto (USD 128 million, +138% cc) (sacubitril/valsartan) continued to grow, benefitting from the impact of improved access and sales force expansion in the US and from broad reimbursement in Europe. Entresto is now approved in 92 countries and launched in nearly 50 countries to date, and has been used to treat more than 360,000 patients with heart failure with reduced ejection fraction worldwide since July 2015. Entresto, a combination of valsartan, an angiotensin receptor blocker, and sacubitril, a neprilysin inhibitor, demonstrated significant superiority in mortality (20%) over and above enalapril in the PARADIGM-HF trial, representing the first major advance in heart failure in over two decades. Entresto has been granted a class I recommendation in both US and EU guidelines in 2016.
ESTABLISHED MEDICINES
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus	310	306	1	3	906	895	1	3
Diovan/Co-Diovan	231	261	-11	-10	713	816	-13	-10
Exforge	244	232	5	4	711	689	3	5
Voltaren/Cataflam	118	131	-10	-2	346	389	-11	-1
Exelon/Exelon Patch	95	104	-9	-10	293	330	-11	-11
Ritalin/Focalin	44	62	-29	-32	162	209	-22	-24
Other	398	435	-9	-6	1 256	1 472	-15	-12
Total Established Medicines	1 440	1 531	-6	-4	4 387	4 800	-9	-6

Galvus Group (USD 310 million, +3% cc) showed continued growth. The Group includes Galvus, an oral treatment for type-2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. Galvus is mainly promoted for the treatment of patients whose diabetes is uncontrolled on metformin as well as for special patient segments, such as elderly and renal-impaired patients. Earlier this year, Galvus was listed in the National Reimbursement Drug List (NRDL) in China. The Galvus Group is currently approved in more than 125 countries.

Diovan Group (USD 231 million, -10% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw sales decline due to loss of exclusivity including in the US, EU and Japan.

Exforge Group (USD 244 million, +4% cc), which includes Exforge and Exforge HCT, grew despite ongoing generic competition in the US and Japan, and beginning in Europe in 2017. Both Exforge and Exforge HCT grew strongly in Emerging Growth Markets.

Voltaren/Cataflam (USD 118 million, -2% cc) is a leading international brand by sales in the non-steroidal anti-inflammatory drugs (NSAIDs) market for the relief of symptoms in rheumatic diseases, such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. This product is subject to generic competition.

Exelon/Exelon Patch (USD 95 million, -10% cc) declined due to generic competition for Exelon Patch in the US and EU. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 85 countries, and severe AD in 14 countries, including the US. Exelon Patch is also indicated for the treatment of Parkinson’s disease dementia in more than 20 countries.

Ritalin/Focalin (USD 44 million, -32% cc) is a treatment for attention deficit hyperactivity disorder (ADHD). Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. Ritalin and Focalin are subject to generic competition in the US.

Sandoz
	Q3 2017	Q3 2016	% change		YTD 2017	YTD 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 584	2 517	3	1	7 465	7 539	-1	-1
Operating income	390	354	10	9	1 063	1 080	-2	-3
As % of net sales	15.1	14.1			14.2	14.3
Core operating income	580	530	9	8	1 537	1 550	-1	-1
As % of net sales	22.4	21.1			20.6	20.6

Third quarter

Net sales
Sandoz net sales were USD 2.6 billion (+3%, +1% cc) in the third quarter, as volume growth of 8 percentage points was partially offset by 7 percentage points of price erosion. Excluding the US, net sales grew by 9% (cc).

Sales in the US were USD 798 million (-13% cc), driven by increased pricing pressure from competition in retail generics and continued customer consolidation. Sales in Europe were USD 1.2 billion (+8% cc), driven by continuing strong growth in Italy, Russia, Switzerland and Turkey. Sales in Asia / Africa / Australasia were USD 354 million (+8% cc). Sales in Latin America were USD 110 million (+12% cc), mainly driven by Brazil.

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa 20mg) grew 9% (cc) to USD 292 million. By region, Europe continued double-digit growth supported by the recent launches of biosimilars Rixathon (rituximab) and Erelzi (etanercept). US Biopharmaceuticals declined primarily due to competitive pressures on Glatopa 20mg from ongoing market conversion to the 40mg version of the reference medicine. Zarxio, the first US biosimilar approved under the BPCIA pathway, continues to grow after two years on the market.

Retail sales were USD 2.2 billion (0% cc), as the decline in the US (-13% cc) was offset by growth ex-US (+7% cc). Total Anti-Infectives franchise sales were USD 359 million (+3% cc). Growth in finished dosage forms sold under the Sandoz name (USD 221 million, +7% cc), was partly offset by a decline in Anti-Infectives sold to third parties for sale under their own name (USD 137 million -3% cc).

Operating income
Operating income was USD 390 million (+10%, +9% cc) mainly driven by higher sales and strong gross margin expansion from product mix and productivity, partly offset by higher M&S growth investments. Operating income margin in constant currencies increased by 1.1 percentage points; currency had a negative impact of 0.1 percentage points resulting in a net increase of 1.0 percentage points to 15.1% of net sales.

Core adjustments amounted to USD 190 million, mainly due to USD 184 million of amortization, and impairments of tangible and intangible assets. Prior year core adjustments were USD 176 million, including USD 167 million for amortization, and impairments of tangible and intangible assets. Core operating income was USD 580 million (+9%, +8% cc). Core operating income margin increased by 1.5 percentage points (cc); currency had a negative impact of 0.2 percentage points, resulting in a net increase of 1.3 percentage points to 22.4% of net sales.

Core gross margin as a percentage of net sales increased by 2.0 percentage points (cc), driven by a favorable sales mix and ongoing productivity improvements, which more than offset the impact of price erosion in the US. Core R&D expenses decreased by 0.4 percentage points (cc). Core SG&A expenses increased by 1.6 percentage points (cc) mainly due to higher M&S investments in key ex-US markets and biosimilars launches. Core Other Income and Expense, had a positive margin contribution of 0.7 points (cc) mainly due to gains from the divestment of non-strategic assets.

Nine months

Net sales
Sandoz net sales were USD 7.5 billion (-1%, -1% cc) in the first nine months, as volume growth of 6 percentage points was more than offset by 7 percentage points of price erosion.

Sales in the US were USD 2.5 billion (-10% cc) mainly due to increased pricing pressure in retail generics, partly offset by growth in Biopharmaceuticals. Sales in Europe were USD 3.4 billion (+4% cc), driven by growth in Italy and Switzerland partly offset by pressure on pricing in the Nordics. Sales in Asia / Africa / Australasia were USD 1.0 billion (0% cc).

Global sales of Biopharmaceuticals grew 14% (cc) to USD 826 million, driven by Zarxio (filgrastim), Binocrit (epoetin alfa) and the launch of Rixathon (rituximab) in selected European markets. Sandoz now has five approved and marketed biosimilars in Europe, more than any other company. Retail Generics sales were USD 6.3 billion (-2% cc), as the decline in the US (-12% cc) more than offset growth outside the US (+3% cc). Total Anti-Infectives franchise sales were USD 1.0 billion (+1% cc). Growth in finished dosage forms sold under the Sandoz name (USD 646 million, +5% cc), was offset by a decline in Anti-Infectives sold to third parties for sale under their own name (USD 379 million -5% cc), reflecting the discontinuation of low-margin products impacting the first quarter.

Operating income
Operating income was USD 1.1 billion (-2%, -3% cc) mainly due to US pricing pressure and M&S growth investments, partly offset by sales growth in the rest of world and gross margin improvement due to sales mix and productivity. Operating income margin in constant currencies decreased 0.3 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net decrease of 0.1 percentage points to 14.2% of net sales.

Core adjustments amounted to USD 474 million, mainly due to USD 451 million of amortization, and impairments of tangible and intangible assets and USD 26 million of net restructuring charges.Prior year core adjustments were USD 470 million, including USD 415 million for amortization, and impairments of tangible and intangible assets and USD 61 million of net restructuring charges. Core operating income was USD 1.5 billion (-1%, -1% cc). Core operating income margin in constant currencies decreased by 0.1 percentage points, mainly due to higher M&S investment in key ex-US markets and biosimilars; currency had a positive impact of 0.1 percentage points, resulting in an unchanged ratio of 20.6% of net sales.

Core gross margin as a percentage of net sales increased by 1.3 percentage points (cc), driven by a favorable sales mix and ongoing productivity improvements, which more than offset the impact of price erosion in the US. Core R&D expenses decreased by 0.2 percentage points (cc). Core SG&A expenses increased by 1.5 percentage points (cc), due to higher M&S investments behind growth drivers. Core Other Income and Expense, net decreased the margin by 0.1 percentage points (cc).

Alcon
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 527	1 436	6	7	4 460	4 368	2	3
Operating loss	-50	-50	0	19	-112	-12	nm	nm
As % of net sales	-3.3	-3.5			-2.5	-0.3
Core operating income	238	206	16	23	636	687	-7	-2
As % of net sales	15.6	14.3			14.3	15.7
nm = not meaningful

Third quarter

Net sales
Alcon net sales were USD 1.5 billion (+6%, +7% cc) in the third quarter, driven by growth in most market segments. Alcon delivered strong performance in the third quarter as a result of the actions taken to strengthen customer relationships and improve the efficiency and effectiveness of operations, along with increased promotional investment and new launches. The Alcon results of the third quarter partly benefit from stock in trade movements, contributing approximately 2% (cc) of growth.

All regions grew, with growth in both franchises. Sales in the US grew 3% (cc), Europe Middle East and Africa grew 4% (cc) and Asia sales, including Japan, grew double-digit (cc). Emerging Growth Markets grew 21% (cc).

Operating loss/income
Operating loss was USD 50 million, in line with prior year, as sales growth and gross margin improvements were offset by impairments related to business development activities. Operating income margin in constant currencies grew 1.1 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net increase of 0.2 percentage points to negative 3.3% of net sales.

Core adjustments amounted to USD 288 million, driven by amortization and impairments of intangible assets. Prior year core adjustments were USD 256 million mainly due to amortization of intangible assets and restructuring. Core operating income was USD 238 million (+16%, +23% cc), driven by higher sales. Core operating income margin in constant currencies increased by 2.1 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net increase of 1.3 percentage points to 15.6% of net sales.

Core gross margin as a percentage of net sales increased 1.0 percentage points (cc) versus the prior year quarter mainly driven by higher sales. Core R&D expenses increased by 0.1 percentage points (cc). Core SG&A expenses decreased by 1.7 percentage points (cc) driven by sales uptake. Core Other Income and Expense, net decreased the margin by 0.5 percentage points (cc).

Nine months

Net sales
Alcon net sales were USD 4.5 billion (+2%, +3% cc) in the first nine months. Surgical sales grew +3% (cc), driven by strong performance of the vitreoretinal portfolio and cataract consumables. Vision Care sales grew +3% (cc), driven by continued double-digit growth of Dailies Total1.

Operating loss/income
Operating loss was USD 112 million in the first nine months, compared to a loss of USD 12 million in the prior year period, impacted by the growth plan and impairment charges related to business development activities. Operating income margin in constant currencies decreased 1.5 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.2 percentage points to negative 2.5% of net sales.

Core adjustments amounted to USD 748 million, primarily due to amortization and impairments of intangible assets. Prior year core adjustments were USD 699 million mainly due to amortization of intangible assets and restructuring. Core operating income was USD 636 million (-7%, -2% cc), primarily impacted by continued investments behind the growth plan. Core operating income margin in constant currencies decreased by 0.9 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 1.4 percentage points to 14.3% of net sales.

Core gross margin as a percentage of net sales was in line with prior year. Core R&D expenses decreased 0.2 percentage points (cc). Core SG&A expenses increased by 0.5 percentage points (cc) behind investments to drive growth. Core Other Income and Expense, net decreased the margin by 0.6 percentage points (cc).

Alcon product review

All comments below focus on third quarter movements in constant currencies.

SURGICAL
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	667	648	3	4	2 006	2 016	0	1
Consumables	344	345	0	2	1 054	1 036	2	3
IOLs	243	234	4	4	723	747	-3	-1
Equipment	80	69	16	13	229	233	-2	-1
Vitreoretinal products	177	151	17	18	507	455	11	12
Refractive/Other	64	46	39	37	165	160	3	3
Total Surgical	908	845	7	9	2 678	2 631	2	3

Surgical sales were USD 908 million (+9% cc) in the third quarter, driven by continued growth of vitreoretinal (+18% cc), IOLs (+4% cc) and cataract consumables (+2% cc). Refractive/Other (+37% cc) included growth of CyPass Micro-Stent in the US. Surgical sales partly benefit from stock in trade movements, contributing approximately 3% (cc) of growth.

VISION CARE
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	481	456	5	5	1 390	1 342	4	4
Contact lens care	138	135	2	1	392	395	-1	-1
Total Vision Care	619	591	5	4	1 782	1 737	3	3

Vision Care sales were USD 619 million (+4% cc) in the third quarter. Contact lenses grew +5% (cc), as double-digit growth of Dailies Total1 globally was partially offset by the weekly/monthly portfolio. Contact lens care grew +1% (cc), driven by growth in Europe and Asia.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Third quarter
Cash flows from operating activities amounted to USD 3.6 billion in the third quarter, compared to USD 3.2 billion in prior year. The increase of USD 0.4 billion was mainly driven by higher net income adjusted for non-cash items and favorable net working capital changes.

Cash flows used in investing activities from continuing operations amounted to USD 0.6 billion. This amount included cash outflows of USD 0.4 billion for the purchase of property, plant and equipment, USD 0.3 billion for intangible assets, USD 0.1 billion for financial and other non-current assets and USD 0.1 billion net for acquisitions and divestments of businesses offset by USD 0.3 billion proceeds from the sale of property, plant and equipment, intangible and financial assets.

In prior year, the cash flows used in investing activities from continuing operations amounted to USD 0.7 billion, primarily for the purchase of property, plant and equipment, intangible, financial and other non-current assets.

Cash flows used in investing activities from discontinued operations, which consists of payments out of provisions related to the portfolio transformation transactions, amounted to USD 40 million in the third quarter, compared to USD 63 million in prior year.

The cash flows used in financing activities amounted to USD 1.9 billion, compared to USD 0.3 billion in prior year. The current year quarter amount is mainly due to net cash outflows for treasury share transactions of USD 1.4 billion and for the net reduction in current financial debts of USD 0.6 billion.

The prior year amount included the issuance of two euro denominated bonds for total proceeds of USD 1.9 billion, reduction of short-term borrowings of USD 1.9 billion and cash outflows of USD 0.4 billion, net for treasury share transactions.

Free cash flow amounted to USD 3.1 billion (+18% USD) compared to USD 2.6 billion in prior year. The increase of USD 0.5 billion was mainly driven by improved cash flows from operating activities and lower net investments in intangible assets.

Nine months
Cash flows from operating activities amounted to USD 9.2 billion in the first nine months, compared to USD 7.9 billion in prior year. The increase of USD 1.3 billion was mainly driven by favorable working capital changes and a higher dividend received from GSK Consumer Healthcare Holdings Ltd., more than offsetting the decrease in net income adjusted for non-cash items.

Cash flows used in investing activities from continuing operations amounted to USD 2.0 billion in the first nine months of 2017. This amount included cash outflows of USD 1.1 billion for the purchase of property, plant and equipment, USD 0.7 billion for intangible assets, USD 0.3 billion for financial and other non-current assets and USD 0.8 billion for acquisitions and divestments of businesses, net (mainly the Ziarco Group Limited and Encore Vision, Inc. acquisitions), offset by USD 0.9 billion proceeds from the sale of property, plant and equipment, intangible and financial assets.

In prior year, cash flows used in investing activities from continuing operations amounted to USD 1.8 billion. This amount included cash outflows of USD 1.3 billion for the purchase of property, plant and equipment, USD 0.8 billion for intangible assets, USD 0.3 billion for financial and other non-current assets, as well as a net amount of USD 0.5 billion for acquisitions and divestments of businesses, mainly for the acquisition of Transcend Medical, Inc., offset by USD 1.0 billion proceeds from the sale of property, plant and equipment, intangible and financial assets.

Cash flows used in investing activities from discontinued operations, which consists of payments out of provisions related to the portfolio transformation transactions, amounted to USD 0.1 billion, compared to USD 0.5 billion in prior year.

The cash flows used in financing activities amounted to USD 5.3 billion in the first nine months, compared to USD 3.0 billion in prior year. The current year amount included cash outflows of USD 6.5 billion for the dividend payment and USD 4.3 billion, net for treasury share transactions. The net cash inflows from the increase in current and non-current financial debts of USD 5.4 billion were mainly due to the issuance of bonds denominated in US dollar and euro for a total notional amount of USD 5.0 billion and the increase in short-term borrowings of USD 0.7 billion. The repayment of a non-current financial debt amounted to USD 0.2 billion.

The prior year amount included mainly cash outflows of USD 6.5 billion for the dividend payment and USD 0.7 billion, net for treasury share transactions, offset by cash inflows from a USD 4.2 billion net increase in current and non-current financial debts.

Free cash flow amounted to USD 8.0 billion (+23% USD) compared to USD 6.5 billion in prior year. The increase of USD 1.5 billion was mainly driven by improved cash flows from operating activities, which included a higher dividend received from GSK Consumer Healthcare Holdings Ltd., as well as lower investments in property, plant and equipment.

Balance sheet

Assets
Total non-current assets of USD 107.5 billion at September 30, 2017 increased by USD 2.3 billion compared to December 31, 2016. Property, plant and equipment increased by USD 0.6 billion to USD 16.3 billion, mainly due to the favorable currency translation adjustments, as net additions were offset by depreciation. Goodwill increased by USD 0.7 billion to USD 31.7 billion, mainly due to USD 0.6 billion favorable currency translation adjustments. Intangible assets other than goodwill decreased by USD 0.5 billion to USD 30.8 billion, as net additions of USD 2.1 billion and favorable currency translation adjustments of USD 0.8 billion were more than offset by amortization and impairment charges totaling USD 3.4 billion. Financial and other non-current assets increased by USD 1.5 billion to USD 28.7 billion, mainly due to favorable currency translation adjustments.

Total current assets increased by USD 2.5 billion to USD 27.5 billion at September 30, 2017, compared to December 31, 2016 due to increase in cash and cash equivalents, marketable securities, commodities and derivatives of USD 1.6 billion and Inventories of USD 0.7 billion. Trade receivables and other current assets were broadly in line with prior year end.

Liabilities
Total non-current liabilities of USD 37.2 billion at September 30, 2017 increased by USD 4.2 billion compared to December 31, 2016. Long-term financial debt increased by USD 5.3 billion to USD 23.2 billion at September 30, 2017, mainly due to the issuance, in the first quarter, of bonds denominated in US dollar and euro for a total notional amount of USD 3.0 billion and USD 2.0 billion respectively. Other non-current liabilities decreased by USD 1.1 billion to USD 14.1 billion at September 30, 2017, compared to December 31, 2016, mainly due to a reduction of the pension obligations of USD 1.2 billion resulting from actuarial gains and a change in the accounting for a component of the Swiss pension plan from defined benefit to defined contribution plan.

Total current liabilities increased by USD 3.2 billion to USD 25.4 billion at September 30, 2017. Trade payables at USD 4.7 billion were broadly in line with prior year end. Current financial debts and derivatives increased by USD 1.1 billion to USD 7.0 billion, mainly due to higher short-term borrowings. Other current liabilities increased by USD 2.3 billion to USD 13.7 billion, mainly due to the repurchase commitment under the share buyback trading plan of USD 1.3 billion, which will be credited to equity once the shares are repurchased or the obligation to repurchase own shares is settled.

Group equity
The Group’s equity decreased by USD 2.5 billion to USD 72.4 billion at September 30, 2017, compared to USD 74.9 billion at December 31, 2016. The decrease was mainly on account of USD 6.5 billion for the dividend payment, net treasury share purchases of USD 4.5 billion and the recognition of the repurchase commitment under the share buyback trading plan of USD 1.3 billion. These amounts resulting from transactions with shareholders were partially offset by net income of USD 5.7 billion, favorable currency translation differences of USD 2.3 billion, net actuarial gains from defined benefit plans of USD 1.1 billion and Equity-based compensation of USD 0.5 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 9.4 billion at September 30, 2017 compared to USD 7.8 billion at December 31, 2016, and the total of the non-current and current financial debt, including derivatives, amounted to USD 30.2 billion at September 30, 2017, compared to USD 23.8 billion at December 31, 2016. The net debt increased to USD 20.7 billion at September 30, 2017 compared to

USD 16.0 billion at December 31, 2016. The debt/equity ratio increased to 0.42:1 at September 30, 2017 compared to 0.32:1 at December 31, 2016.

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the third quarter of 2017 include:

New approvals and regulatory opinions

•
Kisqali (ribociclib), in combination with an aromatase inhibitor, was approved by the European Commission (EC) for treatment of postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) locally advanced or metastatic breast cancer as initial endocrine-based therapy. Kisqali is the first CDK4/6 inhibitor approved in Europe based on a first-line Phase III trial that met its primary endpoint of progression-free survival (PFS) at interim analysis.

•
Kymriah (tisagenlecleucel) suspension for intravenous infusion, formerly CTL019, the first chimeric antigen receptor T cell (CAR-T) therapy, was approved by the US Food and Drug Administration (FDA) for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse. Kymriah is a novel immunocellular therapy designed as a one-time treatment that uses a patient's own T cells to fight cancer. Kymriah is the first therapy based on gene transfer approved by the FDA.

•
Rydapt (midostaurin) was approved by the EC for two indications in rare, hard-to-treat diseases.  Rydapt is approved for use in combination with standard daunorubicin and cytarabine induction and high-dose cytarabine consolidation chemotherapy, and for patients in complete response followed by Rydapt single agent maintenance therapy, for adults with newly diagnosed acute myeloid leukemia (AML) who are FLT3 mutation-positive. It was also cleared for use as monotherapy for the treatment of adults with aggressive systemic mastocytosis (ASM), systemic mastocytosis with associated hematological neoplasm (SM-AHN) or mast cell leukemia.

•
Alcon Clareon AutonoMe IOL was approved in the EU in October, with the most advanced optic material available in an automated, disposable and pre-loaded delivery system. AutonoMe IOL delivery system is easy, intuitive and enhances control for precise IOL insertion during cataract surgery.

Regulatory submissions and filings

•
The FDA confirmed that it has accepted for review the Biologics License Application (BLA) for AMG 334 (erenumab) for the prevention of migraine in patients experiencing four or more migraine days per month. If approved, erenumab is expected to be the first and only fully human monoclonal antibody targeting the calcitonin gene-related peptide (CGRP) receptor, specifically designed for the prevention of migraine. Novartis and Amgen will co-commercialize erenumab in the US. Amgen has exclusive commercialization rights in Japan and Novartis has exclusive commercialization rights in rest of world. The companies will continue global co-development.

•
A supplemental New Drug Application (sNDA) for Tasigna (nilotinib) was accepted for review by the FDA in September and granted priority review. The sNDA seeks the addition of attempting Treatment-Free Remission (TFR) into the product label. If added, Tasigna would be the first and only tyrosine kinase inhibitor to include information on stopping therapy in Ph+ CML-CP patients in the US product information.

•
The FDA confirmed in September that it had accepted for regulatory review a Sandoz marketing authorization application for biosimilar rituximab (Roche’s Rituxan®). The Sandoz biosimilar would be used, if approved, to treat blood cancers including non-Hodgkin’s lymphoma (follicular lymphoma and diffuse large B-cell lymphoma) and chronic lymphocytic leukemia, as well as immunological diseases such as rheumatoid arthritis. The submission comprises a comprehensive data package including analytical, pre-clinical and clinical data. The European Commission approved Sandoz biosimilar rituximab in June 2017 for use in all indications of the reference medicine.

Results from ongoing trials and other highlights

•
Results from a Phase III adjuvant study of Tafinlar (dabrafenib) + Mekinist (trametinib) in patients with stage III BRAF V600E/K mutation-positive melanoma after complete surgical resection were presented at ESMO. Findings from the COMBI-AD study, which met its primary endpoint, found a statistically significant 53% reduction in the risk of death or recurrence in patients treated with the BRAF and MEK inhibitor combination therapy versus placebo. The results were also simultaneously reported in NEJM. Additionally, Tafinlar + Mekinist received FDA Breakthrough Therapy designation for the adjuvant treatment of patients with Stage III melanoma with a BRAF V600 mutation following complete resection.

•
Results from a Phase II study of Tafinlar + Mekinist, showing efficacy for patients with BRAF V600E-mutant metastatic non-small cell lung cancer (NSCLC) without prior systemic therapy when treated with the combination were also presented at ESMO. Findings from the study demonstrated a 64% overall response rate and a median duration of response of 10.4 months (after a median follow-up of 15.9 months). Median overall survival was 24.6 months, with a two-year overall-survival rate of 51%. The study findings were simultaneously published in The Lancet Oncology.

•
Data from CANTOS, a Phase III study evaluating quarterly injections of ACZ885 (canakinumab) in people with a prior heart attack and inflammatory atherosclerosis, was presented in August at the European Society of Cardiology Congress. The results were published simultaneously in The New England Journal of Medicine and The Lancet. CANTOS met its primary endpoint with a statistically significant 15% reduction of Major Adverse Cardiovascular Events (MACE) in people with a prior heart attack and inflammatory atherosclerosis who were treated with 150mg of ACZ885 in addition to standard of care including lipid-lowering therapy. This effect was driven by 24% relative reduction in risk of heart attack. A non-significant 10% reduction in risk of cardiovascular death was also observed. A sub-group of study participants, in the 150 mg arm, whose inflammation was reduced below the median hsCRP, measured at three months after one dose of treatment, saw a 27% relative risk reduction on the primary MACE end-point. A review of a blinded, pre-planned oncology safety analyses revealed a 77% reduction in lung cancer mortality and 67% reduction in lung cancer cases in patients treated with 300 mg of ACZ885. Novartis is discussing the CANTOS study findings with health authorities and plans to submit the cardiovascular data for regulatory approval, as well as begin evaluation of the lung cancer findings in additional Phase III confirmatory studies.

•
Phase III 5-year data for Cosentyx presented at EADV showed high and long-lasting skin clearance in patients with moderate-to-severe plaque psoriasis and demonstrating that the safety of this biologic was sustained over the 5-year treatment period. By specifically targeting interleukin-17A (IL-17A), Cosentyx addresses the key cytokine involved in the development of psoriasis, which plays a significant role in the pathogenesis of plaque psoriasis, PsA and AS.

•
OPTIMA data for Xolair also presented at EADV re-confirmed that almost two thirds of chronic spontaneous urticaria (CSU) patients treated with Xolair 300 mg for 6 months are well-controlled. In addition, data showed that after a treatment pause almost 90% of patients – previously well controlled – regained effective symptom control within 12 weeks of re-treatment on Xolair.

•
Novartis announced positive topline results from the Phase III PARADIGMS study, investigating the safety and efficacy of oral once-daily Gilenya (fingolimod) in children and adolescents (ages 10 to 17) with multiple sclerosis (MS). PARADIGMS is the first ever randomized, controlled Phase III study of a disease-modifying therapy (DMT) in pediatric MS. Data show that oral fingolimod resulted in a significant and clinically meaningful reduction in the number of relapses (annualized relapse rate) in this patient population over a period of up to two years, compared to interferon beta-1a intramuscular injections. The safety profile of fingolimod was consistent with that seen in other clinical trials, with overall more adverse events reported in the interferon group.

•
A new analysis from a pivotal Phase II study of AMG 334 (erenumab) presented at the Congress of the International Headache Society (IHC) showed reduced monthly migraine days in patients with chronic migraine for whom previous preventive treatments have failed. In these patients, erenumab cut the average number of migraine days by at least five days and up to a week per month, depending on treatment dose. Additionally presented at IHC, were new data assessing the safety of erenumab 140 mg IV in a cardiovascular population with stable angina who are at increased risk for myocardial ischemia. This is the only such study evaluating the safety of a monoclonal antibody targeting the CGRP pathway. Results of this study showed that inhibition of the CGRP receptor with erenumab had no impact on exercise capacity as measured by an exercise stress test.

•
Data from a long-term study of patients continuously treated with Sandoz proposed biosimilar adalimumab of reference medicine Humira® showed that efficacy and safety profiles of the two medicines matched throughout 51 weeks of treatment in patients with moderate-to-severe chronic plaque psoriasis. Results were presented in September at EADV. ADACCESS is a Phase III confirmatory randomized, double-blind, controlled, 51-week study to compare efficacy and safety between Sandoz biosimilar adalimumab and the reference medicine. The study consists of three treatment periods.

•
Novartis and Medicines for Malaria Venture (MMV) launched a phase IIb trial of KAF156, a next-generation antimalarial compound with the potential to treat drug-resistant strains of the malaria parasite. The trial will test multiple dosing combinations and dosing schedules of KAF156 and lumefantrine, including the feasibility of a single dose therapy in adults, adolescents and children. Seventeen centers across nine countries in Africa and Asia will participate.

•
Novartis exclusively licensed global commercial rights to gevokizumab from XOMA. Gevokizumab is a potent humanized, monoclonal antibody targeting IL1β with unique allosteric modulating properties and has the potential to treat patients in a variety of diseases where inflammation is a component. In a separate agreement, XOMA has granted Novartis a license to its intellectual property covering the use of IL1β antibodies.

•
Promacta/Revolade data showed long-term disease control for chronic/persistent immune thrombocytopenia (ITP). Nearly 70% of patients maintained platelet counts of ≥30×109/L without rescue therapy for prolonged periods. More than one-third of patients permanently stopped one or more concomitant ITP medications. The data was published in Blood in October.

•
Novartis’ continuous manufacturing facility in Basel was granted a license by Swissmedic to produce drugs for the use in clinical trials, following a successful inspection by the Regional Drug Inspection Agency, RHI, on behalf of Swissmedic. Continuous manufacturing is an innovative process spearheaded by a Novartis collaboration with the Massachusetts Institute of Technology, in which medicines are manufactured in a single ‘flow’ with all steps of chemical and pharmaceutical production integrated into a seamless process. Novartis will look to implement continuous manufacturing in Novartis’ development portfolio in a stepwise manner, with patients in clinical trials expected to start receiving medicines made by this method in 2018.

Selected Innovative Medicines approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Kymriah (CTL019)	tisagenlecleucel
Suspension for intravenous infusion, for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse. Kymriah is a novel immunocellular therapy and a one-time treatment that uses a patient's own T cells to fight cancer.
- US – Aug 2017
Rydapt (PKC412)	midostaurin
FLT3-mutated acute myeloid leukemia (AML) and three types of advanced systemic mastocytosis (SM): aggressive systemic mastocytosis (ASM), systemic mastocytosis with associated hematological neoplasm (SM-AHN) or mast cell leukemia
- EU – Sep 2017
Kisqali	ribociclib
In combination with an aromatase inhibitor for treatment of postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) locally advanced or metastatic breast cancer as initial endocrine-based therapy.
- EU – Aug 2017
Signifor	pasireotide	Long-acting release formulation approved in EU as a once-monthly treatment for adult patients with Cushing’s disease for whom surgery is not an option or for whom surgery has failed	- EU – Sep 2017

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
AMG 334	Migraine prophylaxis	Q3 2017	Q2 2017
- First anti-CGRP monoclonal antibody to receive both FDA & EMA regulatory filing acceptance
- New analysis from a pivotal Phase II study presented at IHC (September) shows erenumab reduced monthly migraine days in patients with chronic migraine for whom previous preventive treatments have failed
- Results from dedicated cardiovascular safety study also presented at IHC and confirm erenumab has no impact on cardiovascular function

Jadenu/Exjade granules	Chronic iron overload	Approved	Q4 2016	Approved
Promacta/ Revolade	Aplastic anemia (moderate and severe)			Q4 2016
Signifor LAR	Cushing’s disease	Q3 2017	Approved	Q2 2017	- Working with FDA on data formatting for planned resubmission.
Tafinlar + Mekinist	BRAF V600+ non-small cell lung cancer (NSCLC)	Approved	Approved	Q4 2016
Results were published in The Lancet Oncology showing efficacy for patients with BRAF V600E-mutant metastatic non-small cell lung cancer (NSCLC) without prior systemic therapy when treated with the combination. The results were also presented at ESMO 2017.

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia 1st line	2025	I	- Start of pivotal trials planned for 2017
	Chronic myeloid leukemia 3rd line	2020	I
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III
- Positive Phase III results (CANTOS) announced in June
- An anti-inflammatory therapy trial with canakinumab published in NEJM showed that anti-inflammatory therapy with canakinumab (150 mg) resulted in a statistically lower rate of CV events in comparison to placebo.
- Analysis published in The Lancet revealed canakinumab (300 mg) reduced lung cancer mortality by 77% in the CANTOS study with further studies planned

	Adjuvant NSCLC	≥2021	III
	1st Line NSCLC	≥2021	III
	2nd Line NSCLC	≥2021	III
Arzerra	Non-Hodgkin’s lymphoma (refractory)	2019	III	- Study endpoint is event driven
BAF312	Secondary Progressive Multiple Sclerosis	2018	III

BYL719 + fulvestrant	HR+/HER2- postmenopausal aBC 2nd line	2018	III
BYM338	Hip fracture recovery	≥2021	II
	Sarcopenia	≥2021	II
CAD106	Alzheimer’s disease	≥2021	II / III	- Generation study 1 ongoing - Phase II/III in cognitively healthy people at risk of Alzheimer’s disease
CFZ533	Kidney and Liver Transplantation	≥2021	II
CNP520	Alzheimer’s disease	≥2021	II / III
- Generation study 1 ongoing
- Generation study 2 opened enrollment in June 2017
- Phase II/III in cognitively healthy people at risk of Alzheimer’s disease
- In partnership with Amgen
- FDA Fast Track designation

Cosentyx	Non-radiographic axial spondyloarthritis	2019	III
	Psoriatic arthritis head-to-head vs. adalimumab	2020	III	- First Patient, First Visit (FPFV) achieved in April 2017
	Ankylosing spondylitis head-to-head vs. adalimumab	≥2021	III
ECF843	Dry eye	≥2021	II	- Acquired worldwide ophthalmic rights (ex-EU) from Lubris in April 2017
EMA401	Peripheral neuropathic pain	≥2021	II	- Phase IIb initiated
Entresto	Chronic heart failure with preserved ejection fraction	2019	III	- PARAGON-HF trial enrollment completed
	Post-acute myocardial infarction	2020	III
FTY720 (fingolimod)	Pediatric multiple sclerosis	2017	III	- Positive topline results from Phase III PARADIGMS study announced - Full results will be presented at the 7th joint ECTRIMS-ACTRIMS meeting
INC280	NSCLC (cMET amp and mut)	2018	II
	NSCLC (EGFRm)	≥2021	II	- FPFV achieved in 2017
Jakavi	Acute graft-versus-host disease (GvHD)	2020	III
	Chronic graft-versus-host disease (GvHD)	2020	III
KAE609	Malaria	≥2021	II
KAF156	Malaria	≥2021	II
Kisqali (LEE011) + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal aBC 1st line	2018	III	- Fully enrolled
Kisqali (LEE011) + fulvestrant	HR+/HER2- postmenopausal aBC 1st/2nd line	2018	III	- Fully enrolled
Kisqali (LEE011) + adjuvant endocrine therapy	HR+/HER2- BC (adjuvant, high risk)	≥2021	III	- FPFV achieved in 2017
	HR+/HER2- BC (adjuvant, intermediate risk)	≥2021	III
Kymriah (CTL019, tisagenlecleucel)	Adult r/r DLBCL	Q4 2017 (US and EU)	II (pivotal)

	B-ALL (children/young adults)	Q4 2017 (EU)	II (pivotal)	- FDA approval received - EU planned submission
	Folicular Lymphoma	2020	II
LAM320	Multi-drug resistant tuberculosis	2018	III
LCI699	Cushing’s disease	2018	III	- Fully enrolled; additional registration trial for US currently enrolling
LHW090	Resistant Hypertension	≥2021	II
LIK066	Weight loss	≥2021	II
LJN452	Non-alcoholic steatohepatitis (NASH)	≥2021	II	- FDA Fast Track designation
LMI070	Spinal muscular atrophy	≥2021	II
Lucentis	Retinopathy of prematurity	2018	III	- Phase III PIP study enrolling
MAA868	Stroke prevention in atrial fibrillation	≥2021	II
OMB157 (ofatumumab)	Relapsing multiple sclerosis	2019	III	- Trials ongoing
PDR001 + Tafinlar + Mekinist	Metastatic BRAF V600+ melanoma	2019	III	- COMBI-I study ongoing: Part 3 FPFV achieved in September 2017
PDR001	NET	2019	II	- Fully enrolled - FDA orphan drug designation
PIM447	Hematologic cancers	≥2021	I
Promacta / Revolade	Severe aplastic anemia 1st line	2018	III
QAW039	Asthma	2019	III	- Phase III program recruiting
QBW251	COPD	≥2021	II
QGE031	Chronic spontaneous urticaria / chronic idiopathic urticaria	2020	II
QMF149	Asthma	2019	III
QVM149	Asthma	2019	III
RTH258	nAMD	2018	III	- Positive Phase III results (HAWK, HARRIER) announced in June 2017 - Presentation at AAO planned for Nov 2017
	Diabetic macular edema	2020	III
Rydapt (PKC412)	Acute myeloid leukemia (FLT3 wild type)	≥2021	III
SEG101	Sickle cell pain crises	2018	II/III
Tafinlar + Mekinist	BRAF V600+ melanoma (adjuvant)	2017	III	- Fully enrolled - Positive results meeting Phase III adjuvant study endpoints were presented at ESMO and published in NEJM - FDA Breakthrough Therapy designation received Oct 2017
UNR844	Presbyopia	≥2021	II
VAY736	Auto-Immune Hepatitis	≥2021	II
	Primary Sjoegren’s syndrome	≥2021	II	- FDA Fast Track designation
VAY785 (emricasan)	Non-alcoholic steatohepatitis (NASH)	≥2021	II	- Conatus transaction announced in May 2017
Xolair	Nasal Polyps	2020	III
ZPL389	Atopic dermatitis	≥2021	II

Selected Sandoz approvals and pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Submission status	Current Phase	News update
GP2015 (etanercept)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	Approved Approved	- EU approval for Erelzi in June 2017
GP2013 (rituximab)	Follicular lymphoma, diffuse large B cell lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis, and microscopic polyangiitis (same as originator)	US EU	Submitted Approved	- ASSIST-FL results presented at ASH - EU approval for Rixathon in June 2017 - US filed September 2017
GP2017 (adalimumab)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	III Submitted	- EU filing in May 2017
GP1111 (infliximab)	Autoimmune diseases including rheumatoid arthritis and psoriasis (same as originator)	EU	Submitted	- EU filing in May 2017
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III	- Resubmission planned for 2019 to address FDA complete response letter - Withdrawal of EU filing in January 2017 with planned re-filing in 2017

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ PanOptix IOL	Trifocal IOL	US 2019	Advanced	- Received CE Mark in Europe in Q2 2015
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	US 2019	Advanced	- Received CE Mark in Europe in Q4 2016
A02238	Mid-tier phacoemulsification device	US 2018 EU 2018	Advanced Advanced
Clareon Monofocal IOL	Next-generation IOL	US 2019 JP 2017	Advanced Submitted	- Received CE Mark in Europe in Q2 2017
CyPass Micro-Stent	Minimally invasive surgical glaucoma device for implant during cataract surgery	JP 2018	Advanced	- Received US approval in Q3 2016 - Received CE Mark in Europe in Q1 2017
VISION CARE
A00717	Daily disposable line extension	EU 2018 JP 2018	Advanced Advanced
A01660	New daily disposable lens	US 2018 EU 2018 JP 2019	Advanced Advanced Advanced

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Third quarter (unaudited)

(USD millions unless indicated otherwise)	Q3 2017	Q3 2016	Change

Net sales	12 413	12 126	287

Other revenues	279	215	64

Cost of goods sold	-4 323	-4 368	45

Gross profit	8 369	7 973	396

Marketing & Sales	-3 168	-2 944	-224

Research & Development	-2 239	-2 224	-15

General & Administration	-510	-456	-54

Other income	424	530	-106

Other expense	-519	-610	91

Operating income	2 357	2 269	88

Income from associated companies	262	217	45

Interest expense	-197	-174	-23

Other financial income and expense, net	14	-38	52

Income before taxes	2 436	2 274	162

Taxes	-353	-329	-24

Net income	2 083	1 945	138

Attributable to:
Shareholders of Novartis AG	2 081	1 940	141

Non-controlling interests	2	5	-3

Weighted average number of shares outstanding – Basic (million)	2 335	2 379	-44

Basic earnings per share (USD)[1]	0.89	0.81	0.08

Weighted average number of shares outstanding – Diluted (million)	2 359	2 401	-42

Diluted earnings per share (USD)[1]	0.88	0.81	0.07

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Nine months to September 30 (unaudited)

(USD millions unless indicated otherwise)	9M 2017	9M 2016	Change

Net sales	36 194	36 196	-2

Other revenues	777	634	143

Cost of goods sold	-12 686	-13 031	345

Gross profit	24 285	23 799	486

Marketing & Sales	-9 397	-8 752	-645

Research & Development	-6 470	-6 455	-15

General & Administration	-1 559	-1 602	43

Other income	1 349	1 546	-197

Other expense	-1 649	-1 723	74

Operating income	6 559	6 813	-254

Income from associated companies	692	547	145

Interest expense	-569	-539	-30

Other financial income and expense, net	16	-82	98

Income before taxes	6 698	6 739	-41

Taxes	-971	-977	6

Net income	5 727	5 762	-35

Attributable to:
Shareholders of Novartis AG	5 727	5 755	-28

Non-controlling interests	0	7	-7

Weighted average number of shares outstanding – Basic (million)	2 353	2 380	-27

Basic earnings per share (USD)[1]	2.43	2.42	0.01

Weighted average number of shares outstanding – Diluted (million)	2 375	2 402	-27

Diluted earnings per share (USD)[1]	2.41	2.40	0.01

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Condensed consolidated statements of comprehensive income

Third quarter (unaudited)

(USD millions)	Q3 2017	Q3 2016	Change

Net income	2 083	1 945	138

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	153	66	87

Novartis share of other comprehensive income recognized by associated companies, net of taxes	7	-96	103

Net investment hedge	-69		-69

Translation effects	55	732	-677

Total of items to eventually recycle	146	702	-556

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains from defined benefit plans, net of taxes	359	281	78

Comprehensive income	2 588	2 928	-340

Attributable to:
Shareholders of Novartis AG	2 587	2 922	-335

Non-controlling interests	1	6	-5

Nine months to September 30 (unaudited)

(USD millions)	9M 2017	9M 2016	Change

Net income	5 727	5 762	-35

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	159	-34	193

Novartis share of other comprehensive income recognized by associated companies, net of taxes	166	-95	261

Net investment hedge	-207		-207

Translation effects	2 309	198	2 111

Total of items to eventually recycle	2 427	69	2 358

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	1 081	-1 251	2 332

Comprehensive income	9 235	4 580	4 655

Attributable to:
Shareholders of Novartis AG	9 234	4 574	4 660

Non-controlling interests	1	6	-5

Condensed consolidated balance sheets

(USD millions)	Sep 30, 2017 (unaudited)	Dec 31, 2016 (audited)	Change

Assets
Non-current assets
Property, plant & equipment	16 263	15 641	622

Goodwill	31 715	30 980	735

Intangible assets other than goodwill	30 836	31 340	-504

Financial and other non-current assets	28 692	27 232	1 460

Total non-current assets	107 506	105 193	2 313

Current assets
Inventories	6 954	6 255	699

Trade receivables	8 482	8 202	280

Other current assets	2 609	2 697	-88

Cash and cash equivalents, marketable securities, commodities and derivatives	9 421	7 777	1 644

Total current assets	27 466	24 931	2 535

Total assets	134 972	130 124	4 848

Equity and liabilities
Equity attributable to Novartis AG shareholders	72 311	74 832	-2 521

Non-controlling interests	59	59	0

Total equity	72 370	74 891	-2 521

Non-current liabilities
Financial debts	23 163	17 897	5 266

Other non-current liabilities	14 060	15 127	-1 067

Total non-current liabilities	37 223	33 024	4 199

Current liabilities
Trade payables	4 685	4 873	-188

Financial debts and derivatives	6 997	5 905	1 092

Other current liabilities	13 697	11 431	2 266

Total current liabilities	25 379	22 209	3 170

Total liabilities	62 602	55 233	7 369

Total equity and liabilities	134 972	130 124	4 848

Condensed consolidated changes in equity

Third quarter (unaudited)

(USD millions)	Q3 2017	Q3 2016	Change

Consolidated equity at July 1	69 978	72 532	-2 554

Comprehensive income	2 588	2 928	-340

Purchase of treasury shares	-1 336	-492	-844

Equity-based compensation	166	105	61

Decrease of treasury share repurchase obligation under a share buyback trading plan	975		975

Impact of change in ownership of consolidated entities		-7	7

Change in non-controlling interests	-1	0	-1

Consolidated equity at September 30	72 370	75 066	-2 696

Nine months to September 30 (unaudited)

(USD millions)	9M 2017	9M 2016	Change

Consolidated equity at January 1	74 891	77 122	-2 231

Comprehensive income	9 235	4 580	4 655

Purchase of treasury shares	-4 690	-870	-3 820

Increase of treasury share repurchase obligation under a share buyback trading plan	-1 312		-1 312

Exercise of options and employee transactions	235	214	21

Equity-based compensation	507	502	5

Dividends to shareholders of Novartis AG	-6 495	-6 475	-20

Impact of change in ownership of consolidated entities		-7	7

Change in non-controlling interests	-1	0	-1

Consolidated equity at September 30	72 370	75 066	-2 696

Condensed consolidated cash flow statements

Third quarter (unaudited)

(USD millions)	Q3 2017	Q3 2016	Change

Net income	2 083	1 945	138

Reversal of non-cash items
Taxes	353	329	24

Depreciation, amortization and impairments	1 478	1 508	-30

Change in provisions and other non-current liabilities	-29	249	-278

Income from associated companies	-262	-217	-45

Net financial expense	183	212	-29

Other	103	-195	298

Net income adjusted for non-cash items	3 909	3 831	78

Interest and other financial receipts	28	9	19

Interest and other financial payments	-296	-170	-126

Taxes paid[1]	-221	-339	118

Cash flows before working capital changes	3 420	3 331	89

Payments out of provisions and other net cash movements in non-current liabilities	-215	-339	124

Change in net current assets and other operating cash flow items	381	239	142

Cash flows from operating activities	3 586	3 231	355

Purchase of property, plant & equipment	-382	-443	61

Purchase of intangible assets	-287	-478	191

Proceeds from sales of intangible assets	157	209	-52

Purchase of financial and other non-current assets	-123	-58	-65

Proceeds from sales of property, plant & equipment and financial assets	113	130	-17

Acquisitions and divestments of businesses, net	-105	-104	-1

Change in marketable securities and commodities	-18	55	-73

Cash flows used in investing activities from continuing operations	-645	-689	44

Cash flows used in investing activities from discontinued operations [1]	-40	-63	23

Total cash flows used in investing activities	-685	-752	67

Change in current and non-current financial debts	-576	82	-658

Treasury share transactions, net	-1 398	-410	-988

Impact of change in ownership of consolidated enities		-6	6

Other financing cash flows	37	-8	45

Cash flows used in financing activities	-1 937	-342	-1 595

Effect of exchange rate changes on cash and cash equivalents	-10	1	-11

Change in cash and cash equivalents	954	2 138	-1 184

Cash and cash equivalents at July 1	7 856	5 036	2 820

Cash and cash equivalents at September 30	8 810	7 174	1 636

1 In Q3 2016, the total tax payment amounted to USD 350 million, of which USD 11 million was included in the cash flows used in investing activities from discontinued operations.

Condensed consolidated cash flow statements

Nine months to September 30 (unaudited)

(USD millions)	9M 2017	9M 2016	Change

Net income	5 727	5 762	-35

Reversal of non-cash items
Taxes	971	977	-6

Depreciation, amortization and impairments	4 608	4 343	265

Change in provisions and other non-current liabilities	3	737	-734

Income from associated companies	-692	-547	-145

Net financial expense	553	621	-68

Other	-63	-223	160

Net income adjusted for non-cash items	11 107	11 670	-563

Interest and other financial receipts	934	705	229

Interest and other financial payments	-642	-677	35

Taxes paid[1]	-1 125	-1 320	195

Cash flows before working capital changes	10 274	10 378	-104

Payments out of provisions and other net cash movements in non-current liabilities	-505	-1 352	847

Change in net current assets and other operating cash flow items	-556	-1 142	586

Cash flows from operating activities	9 213	7 884	1 329

Purchase of property, plant & equipment	-1 058	-1 276	218

Purchase of intangible assets	-718	-822	104

Proceeds from sales of intangible assets	540	668	-128

Purchase of financial and other non-current assets	-343	-265	-78

Proceeds from sales of property, plant & equipment and financial assets	338	290	48

Acquisitions and divestments of businesses, net	-760	-530	-230

Change in marketable securities, commodities and divestments of interests in associated companies	5	89	-84

Cash flows used in investing activities from continuing operations	-1 996	-1 846	-150

Cash flows used in investing activities from discontinued operations [1]	-127	-522	395

Total cash flows used in investing activities	-2 123	-2 368	245

Dividends related to shareholders of Novartis AG	-6 495	-6 475	-20

Change in current and non-current financial debts	5 439	4 163	1 276

Treasury share transactions, net	-4 331	-690	-3 641

Impact of change in ownership of consolidated entities		-6	6

Other financing cash flows	50	-3	53

Cash flows used in financing activities	-5 337	-3 011	-2 326

Effect of exchange rate changes on cash and cash equivalents	50	-5	55

Change in cash and cash equivalents	1 803	2 500	-697

Cash and cash equivalents at January 1	7 007	4 674	2 333

Cash and cash equivalents at September 30	8 810	7 174	1 636

1 In 9M 2016, the total tax payment amounted to USD 1 503 million, of which USD 183 million was included in the cash flows used in investing activities from discontinued operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three- and nine-month period ended September 30, 2017 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and nine-month period ended September 30, 2017, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2016 Annual Report published on January 25, 2017.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the Annual Report 2016 and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

As discussed in the 2016 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.

3. Significant transactions

Significant transactions in 2017

Innovative Medicines – Acquisition of Ziarco Group Limited
On January 20, 2017, Novartis acquired Ziarco Group Limited, a privately held company focused on the development of novel treatments in dermatology. This acquisition adds a once daily oral H4 receptor antagonist in development for atopic dermatitis (AD), commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The fair value of the total purchase consideration was USD 420 million. The amount consisted of an initial cash payment of USD 325 million and the net present value of the contingent consideration of USD 95 million, due to the Ziarco shareholders, which they are eligible to receive upon achievement of specified development milestones. The purchase price allocation resulted in net identifiable assets of USD 395 million and goodwill of USD 25 million. Results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Encore Vision, Inc.
On January 20, 2017, Novartis acquired Encore Vision, Inc., a privately-held company in Fort Worth, Texas, USA, focused on the development of a novel treatment in presbyopia. The fair value of the total purchase consideration was USD 456 million. The amount consisted of an initial cash payment of USD 366 million and the net present value of the contingent consideration of USD 90 million, due to the Encore shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 389 million and goodwill of USD 67 million. Results of operations since the date of acquisition were not material.

Significant transactions in 2016

Alcon – Acquisition of Transcend Medical, Inc.
On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was USD 332 million. The amount consisted of an initial cash payment of USD 240 million and the net present value of the contingent consideration of USD 92 million due to the Transcend shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 294 million and goodwill of USD 38 million. Results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Reprixys Pharmaceuticals Corporation
On November 18, 2016, Novartis acquired Reprixys Pharmaceuticals Corporation (Reprixys), a privately held, US-based company specializing in development of therapeutics in certain hematologic and inflammatory disorders following receipt of results of the SUSTAIN study. The initial interest of 19% was adjusted to its fair value of USD 64 million through the consolidated income statement at acquisition date. This re-measurement resulted in a gain of USD 53 million.

The fair value of the total purchase consideration for acquiring the 81% stake Novartis did not already own amounted to USD 268 million. The amount consisted of an initial cash payment of USD 194 million and the net present value of the contingent consideration of USD 74 million due to the Reprixys shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 332 million. No goodwill was recognized. Results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	2017	2016	Change	9M 2017	9M 2016	Change

Balance at beginning of year	2 374.1	2 373.9	0.2	74 832	77 046	-2 214

Shares acquired to be cancelled	-56.8	-8.8	-48.0	-4 473	-681	-3 792

Other share purchases	-2.8	-2.4	-0.4	-217	-189	-28

Exercise of options and employee transactions	4.2	4.1	0.1	235	214	21

Equity-based compensation	8.6	8.7	-0.1	507	502	5

Increase of treasury share repurchase obligation under a share buyback trading plan				-1 312		-1 312

Dividends to shareholders of Novartis AG				-6 495	-6 475	-20

Net income of the period attributable to shareholders of Novartis AG				5 727	5 755	-28

Impact of change in ownership of consolidated entities					-7	7

Other comprehensive income attributable to shareholders of Novartis AG				3 507	-1 181	4 688

Balance at September 30	2 327.3	2 375.5	-48.2	72 311	74 984	-2 673

In 2017, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase own shares on the second trading line under its up to USD 5 billion share buyback, as well as to mitigate dilution from equity-based participation plans. The commitment under this arrangement amounted to USD 1.3 billion as of September 30, 2017, reflecting the expected purchases by the bank under such trading plan over a rolling 90 days period.

5. Consolidated income statements – Segmentation

The businesses of Novartis are divided operationally on a worldwide basis into three identified reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.

Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.

The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.

Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology, which consists of the global business franchises Oncology and Novartis Pharmaceuticals, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. Alcon is the global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataract and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

The divisions are supported by Novartis Institute for BioMedical Research, Novartis Business Services, Global Drug Development and Novartis Technical Operations. Corporate activities include Group headquarter functions and items that are not specific to one segment. Further details are provided in Note 3 to the Consolidated Financial Statements of the Annual Report 2016.

Segmentation –Third quarter (unaudited)

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016

Net sales to third parties	8 302	8 173	2 584	2 517	1 527	1 436			12 413	12 126

Sales to other segments	171	158	20	29	1		-192	-187

Net sales	8 473	8 331	2 604	2 546	1 528	1 436	-192	-187	12 413	12 126

Other revenues	241	193	8	10	2		28	12	279	215

Cost of goods sold	-2 261	-2 280	-1 481	-1 540	-795	-764	214	216	-4 323	-4 368

Gross profit	6 453	6 244	1 131	1 016	735	672	50	41	8 369	7 973

Marketing & Sales	-2 227	-2 047	-438	-399	-503	-498			-3 168	-2 944

Research & Development	-1 861	-1 889	-195	-204	-183	-131			-2 239	-2 224

General & Administration	-232	-246	-74	-60	-94	-86	-110	-64	-510	-456

Other income	247	264	70	62	17	19	90	185	424	530

Other expense	-201	-306	-104	-61	-22	-26	-192	-217	-519	-610

Operating income	2 179	2 020	390	354	-50	-50	-162	-55	2 357	2 269

as % of net sales	26.2%	24.7%	15.1%	14.1%	-3.3%	-3.5%			19.0%	18.7%

Income from associated companies				1			262	216	262	217

Interest expense									-197	-174

Other financial income and expense, net									14	-38

Income before taxes									2 436	2 274

Taxes									-353	-329

Net income									2 083	1 945

Segmentation –Nine months to September 30 (unaudited)

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016

Net sales to third parties	24 269	24 289	7 465	7 539	4 460	4 368			36 194	36 196

Sales to other segments	502	464	82	71	3		-587	-535

Net sales	24 771	24 753	7 547	7 610	4 463	4 368	-587	-535	36 194	36 196

Other revenues	678	559	27	31	3	4	69	40	777	634

Cost of goods sold	-6 667	-6 896	-4 286	-4 466	-2 382	-2 310	649	641	-12 686	-13 031

Gross profit	18 782	18 416	3 288	3 175	2 084	2 062	131	146	24 285	23 799

Marketing & Sales	-6 619	-6 133	-1 320	-1 236	-1 458	-1 383			-9 397	-8 752

Research & Development	-5 468	-5 465	-576	-605	-426	-385			-6 470	-6 455

General & Administration	-715	-744	-225	-218	-300	-309	-319	-331	-1 559	-1 602

Other income	804	870	121	136	38	46	386	494	1 349	1 546

Other expense	-809	-878	-225	-172	-50	-43	-565	-630	-1 649	-1 723

Operating income	5 975	6 066	1 063	1 080	-112	-12	-367	-321	6 559	6 813

as % of net sales	24.6%	25.0%	14.2%	14.3%	-2.5%	-0.3%			18.1%	18.8%

Income from associated companies	-1		22	5			671	542	692	547

Interest expense									-569	-539

Other financial income and expense, net									16	-82

Income before taxes									6 698	6 739

Taxes									-971	-977

Net income									5 727	5 762

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of September 30, 2017 and December 31, 2016. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2016 Annual Report, published on January 25, 2017.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

(USD millions)	Sep 30, 2017	Dec 31, 2016	Sep 30, 2017	Dec 31, 2016	Sep 30, 2017	Dec 31, 2016	Sep 30, 2017	Dec 31, 2016	Sep 30, 2017	Dec 31, 2016

Debt securities	304	284	24	22					328	306

Equity securities	5								5

Fund investments	33	31							33	31

Total available-for-sale marketable securities	342	315	24	22					366	337

Time deposits with original maturity more than 90 days							117	108	117	108

Derivative financial instruments			22	230					22	230

Accrued interest on debt securities							1	1	1	1

Total marketable securities, time deposits and derivative financial instruments	342	315	46	252			118	109	506	676

Financial investments and long-term loans
Available-for-sale financial investments	850	513			442	476			1 292	989

Fund investments					128	107			128	107

Contingent consideration receivables					609	586			609	586

Long-term loans and receivables from customers and finance lease, advances, security deposits							542	514	542	514

Financial investments and long-term loans	850	513			1 179	1 169	542	514	2 571	2 196

Associated companies at fair value through profit or loss	35				158	188			193	188

Contingent consideration payables					-889	-889			-889	-889

Other financial liabilities					-80	-129			-80	-129

Derivative financial instruments			-140	-116					-140	-116

Total financial liabilities at fair value			-140	-116	-969	-1 018			-1 109	-1 134

There were no changes in the first nine months of the year in the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments. During 2017, there were several individually non-significant transfers of equity securities from level 3 to level 1 for USD 73 million due to Initial Public Offerings.

The fair value of straight bonds amounted to USD 23.8 billion at September 30, 2017 (USD 17.9 billion at December 31, 2016) compared to the balance sheet value of USD 22.9 billion at September 30, 2017 (USD 17.3 billion at December 31, 2016). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans of USD 2.6 billion at September 30, 2017 (USD 2.2 billion at December 31, 2016) is included in line “financial and other non-current assets” of the condensed consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2016 Annual Report and 2016 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 23, 2017 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2016 Annual Report and 2016 Form 20-F.

Investigations and related litigations
Asia/Russia investigation
In the second quarter of 2017, Novartis Group companies received document requests and subpoenas from the US Department of Justice and the US Securities and Exchange Commission requesting information concerning Alcon’s business practices in Asia and Russia, both before and after Alcon became part of the Novartis Group. Novartis is cooperating with this investigation.

In addition to the matter described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2016 Annual Report and 2016 Form 20-F. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, and certain acquisition related items. The following items that exceed a threshold of USD 25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions)	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016

IFRS Operating income	2 179	2 020	390	354	-50	-50	-162	-55	2 357	2 269

Amortization of intangible assets	516	612	117	115	227	225			860	952

Impairments

Intangible assets	63	84	20	54	57				140	138

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	-1		46						45

Other property, plant & equipment	11	7	1	-2					12	5

Financial assets		1			20		22	21	42	22

Total impairment charges	73	92	67	52	77		22	21	239	165

Acquisition or divestment of businesses and related items

- Income	-1	-4					-26	-54	-27	-58

- Expense	5	17					30	51	35	68

Total acquisition or divestment of businesses and related items, net	4	13					4	-3	8	10

Other items

Divestment gains	-28	-232		-6				-48	-28	-286

Restructuring and related items

- Income	-17	-6	-4	-11	-1	-1			-22	-18

- Expense	36	82	13	26		20	6	17	55	145

Legal-related items

- Income	-1								-1

- Expense	9	69			10				19	69

Additional income	-170		-3		-45		-37	-10	-255	-10

Additional expense	56	26			20	12	74	47	150	85

Total other items	-115	-61	6	9	-16	31	43	6	-82	-15

Total adjustments	478	656	190	176	288	256	69	24	1 025	1 112

Core operating income	2 657	2 676	580	530	238	206	-93	-31	3 382	3 381

as % of net sales	32.0%	32.7%	22.4%	21.1%	15.6%	14.3%			27.2%	27.9%

Income from associated companies				1			262	216	262	217

Core adjustments to income from associated companies, net of tax							97	78	97	78

Interest expense									-197	-174

Other financial income and expense									14	-38

Taxes (adjusted for above items)									-541	-526

Core net income									3 017	2 938

Core net income attributable to shareholders of Novartis AG									3 015	2 933

Core basic EPS (USD)[1]									1.29	1.23

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions)	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016

IFRS Operating income	5 975	6 066	1 063	1 080	-112	-12	-367	-321	6 559	6 813

Amortization of intangible assets	1 600	1 835	340	345	676	672			2 616	2 852

Impairments

Intangible assets	566	89	51	60	57	4			674	153

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	-1		46	2					45	2

Other property, plant & equipment	3	67	14	8					17	75

Financial assets		11			20		72	71	92	82

Total impairment charges	568	167	111	70	77	4	72	71	828	312

Acquisition or divestment of businesses and related items

- Income	-2	-14					-95	-184	-97	-198

- Expense	18	30					114	178	132	208

Total acquisition or divestment of businesses and related items, net	16	16					19	-6	35	10

Other items

Divestment gains	-368	-570		-6				-48	-368	-624

Restructuring and related items

- Income	-32	-26	-6	-31	-2	-2		-4	-40	-63

- Expense	197	280	32	92	17	26	19	42	265	440

Legal-related items

- Income	-2	-99							-2	-99

- Expense	25	205			10				35	205

Additional income	-513	-11	-3		-50	-13	-37	-20	-603	-44

Additional expense	193	84			20	12	89	76	302	172

Total other items	-500	-137	23	55	-5	23	71	46	-411	-13

Total adjustments	1 684	1 881	474	470	748	699	162	111	3 068	3 161

Core operating income	7 659	7 947	1 537	1 550	636	687	-205	-210	9 627	9 974

as % of net sales	31.6%	32.7%	20.6%	20.6%	14.3%	15.7%			26.6%	27.6%

Income from associated companies	-1		22	5			671	542	692	547

Core adjustments to income from associated companies, net of tax	1						343	307	344	307

Interest expense									-569	-539

Other financial income and expense									16	-82

Taxes (adjusted for above items)									-1 537	-1 551

Core net income									8 573	8 656

Core net income attributable to shareholders of Novartis AG									8 573	8 649

Core basic EPS (USD)[1]									3.64	3.63

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Third quarter

(USD millions)	Q3 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2017 Core results	Q3 2016 Core results

Gross profit	8 369	844	20		11	9 244	8 971

Operating income	2 357	860	239	8	-82	3 382	3 381

Income before taxes	2 436	944	239	8	-69	3 558	3 464

Taxes[5]	-353					-541	-526

Net income	2 083					3 017	2 938

Basic EPS (USD)[6]	0.89					1.29	1.23

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 323	844	20		11	-3 448	-3 370

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 239	16	140		34	-2 049	-2 080

Other income	424		-1	-27	-268	128	158

Other expense	-519		80	35	141	-263	-296

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	262	84			13	359	295

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 84 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Research & Development and Other expense include impairment charges related to financial assets; Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes fair value adjustments to contingent consideration liabilities; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Other income also includes a gain from a Swiss pension plan amendment as well as product and financial asset divestment gains; Other expense also includes legal-related items, a provision for contract termination costs and a fair value adjustment to a contingent consideration liability; Income from associated companies includes an adjustment of USD 13 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.1 billion, to arrive at the core results before tax, amounts to USD 188 million. The average tax rate on the adjustments is 16.8%, since the estimated full year core tax charge of 15.2% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Nine months to September 30

(USD millions)	9M 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2017 Core results	9M 2016 Core results

Gross profit	24 285	2 559	82		39	26 965	26 740

Operating income	6 559	2 616	828	35	-411	9 627	9 974

Income before taxes	6 698	2 929	829	35	-381	10 110	10 207

Taxes[5]	-971					-1 537	-1 551

Net income	5 727					8 573	8 656

Basic EPS (USD)[6]	2.43					3.64	3.63

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-12 686	2 559	82		39	-10 006	-10 090

The following are adjustments to arrive at Core Operating Income

Research & Development	-6 470	57	612		-261	-6 062	-6 229

Other income	1 349		-10	-97	-672	570	531

Other expense	-1 649		144	132	483	-890	-769

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	692	313	1		30	1 036	854

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 313 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Research & Development and Other expense include impairment charges related to financial assets; Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Other income and Other expense include legal-related items; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income also includes a gain from a Swiss pension plan amendment, product and financial asset divestment gains, a partial reversal of a prior period charge and an income from a settlement of a contract dispute; Other expense also includes a charge for onerous contracts, a provision for contract termination costs and a fair value adjustment to a contingent consideration liability; Income from associated companies includes an adjustment of USD 30 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 3.4 billion, to arrive at the core results before tax, amounts to USD 566 million. The average tax rate on the adjustments is 16.6%, since the estimated full year core tax charge of 15.2% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – Third quarter

(USD millions)	Q3 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2017 Core results	Q3 2016 Core results

Gross profit	6 453	503			7	6 963	6 850

Operating income	2 179	516	73	4	-115	2 657	2 676

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 261	503			7	-1 751	-1 674

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 861	13	63		52	-1 733	-1 771

Other income	247		-1	-1	-216	29	22

Other expense	-201		11	5	42	-143	-132

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to intangible assets; Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense includes transitional service-fee expenses and other items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income also includes a gain from a Swiss pension plan amendment, as well as product and financial asset divestment gains; Other expense also includes a provision for contract termination costs, legal-related items and other charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – Nine months to September 30

(USD millions)	9M 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2017 Core results	9M 2016 Core results

Gross profit	18 782	1 551	31		30	20 394	20 264

Operating income	5 975	1 600	568	16	-500	7 659	7 947

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-6 667	1 551	31		30	-5 055	-5 048

The following are adjustments to arrive at Core Operating Income

Research & Development	-5 468	49	535		-243	-5 127	-5 277

Other income	804		-10	-2	-612	180	150

Other expense	-809		12	18	325	-454	-313

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense includes transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Other income and Other expense include legal-related items; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income also includes a gain from a Swiss pension plan amendment, an income from a settlement of a contract dispute, as well as product and financial asset divestment gains; Other expense also includes a provision for contract termination costs, a charge for onerous contracts and other charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Third quarter

(USD millions)	Q3 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2017 Core results	Q3 2016 Core results

Gross profit	1 131	117	20		4	1 272	1 187

Operating income	390	117	67		6	580	530

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 481	117	20		4	-1 340	-1 369

The following are adjustments to arrive at Core Operating Income

Other income	70				-7	63	45

Other expense	-104		47		9	-48	-47

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Other income and Other expense include other restructuring income and charges and related items. Other income also includes a gain from a Swiss pension plan amendment.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Nine months to September 30

(USD millions)	9M 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	9M 2017 Core results	9M 2016 Core results

Gross profit	3 288	340	51		9	3 688	3 619

Operating income	1 063	340	111		23	1 537	1 550

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 286	340	51		9	-3 886	-4 022

The following are adjustments to arrive at Core Operating Income

Other income	121				-9	112	99

Other expense	-225		60		23	-142	-119

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Other income and Other expense include other restructuring income and charges and related items. Other income also includes a gain from a Swiss pension plan amendment.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Third quarter

(USD millions)	Q3 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2017 Core results	Q3 2016 Core results

Gross profit	735	224				959	893

Operating loss/income	-50	227	77		-16	238	206

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-795	224				-571	-543

The following are adjustments to arrive at Core Operating Income

Research & Development	-183	3	77		-18	-121	-113

Other income	17				-8	9	18

Other expense	-22				10	-12	-8

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to intangible and financial assets.
[3] Other items: Research & Development includes fair value adjustments to contingent consideration liabilities; Other income includes a gain from a Swiss pension plan amendment and restructuring income and related items; Other expense also includes legal-related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Nine months to September 30

(USD millions)	9M 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	9M 2017 Core results	9M 2016 Core results

Gross profit	2 084	668				2 752	2 711

Operating loss/income	-112	676	77		-5	636	687

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 382	668				-1 714	-1 661

The following are adjustments to arrive at Core Operating Income

Research & Development	-426	8	77		-18	-359	-357

Other income	38				-14	24	44

Other expense	-50				27	-23	-19

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to intangible and financial assets.
[3] Other items: Research & Development includes fair value adjustments to contingent consideration liabilities and other items; Other income and Other expense include restructuring income and charges and related items; Other income also includes a gain from a Swiss pension plan amendment and the partial reversal of a prior period charge; Other expense also includes legal-related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Third quarter

(USD millions)	Q3 2017 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment of businesses and related items [2]	Other items [3]	Q3 2017 Core results	Q3 2016 Core results

Gross profit	50					50	41

Operating loss	-162		22	4	43	-93	-31

The following are adjustments to arrive at Core Operating Loss

Other income	90			-26	-37	27	73

Other expense	-192		22	30	80	-60	-109

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[3] Other items: Other income includes a gain from a Swiss pension plan amendment and other items; Other expense includes a fair value adjustment to a contingent consideration liability, restructuring charges and related items, and other costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Nine months to September 30

(USD millions)	9M 2017 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment of businesses and related items [2]	Other items [3]	9M 2017 Core results	9M 2016 Core results

Gross profit	131					131	146

Operating loss	-367		72	19	71	-205	-210

The following are adjustments to arrive at Core Operating Loss

Other income	386			-95	-37	254	238

Other expense	-565		72	114	108	-271	-318

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[3] Other items: Other income includes a gain from a Swiss pension plan amendment and other items; Other expense includes a fair value adjustment to a contingent consideration liability, restructuring charges and related items, and other costs.

Condensed consolidated changes in net debt

Third quarter

(USD millions)	Q3 2017	Q3 2016

Change in cash and cash equivalents	954	2 138

Change in marketable securities, commodities, financial debt and financial derivatives	431	-291

Reduction in net debt	1 385	1 847

Net debt at July 1	-22 124	-20 628

Net debt at September 30	-20 739	-18 781

Nine months to September 30

(USD millions)	9M 2017	9M 2016

Change in cash and cash equivalents	1 803	2 500

Change in marketable securities, commodities, financial debt and financial derivatives	-6 517	-4 797

Increase in net debt	-4 714	-2 297

Net debt at January 1	-16 025	-16 484

Net debt at September 30	-20 739	-18 781

Components of net debt

(USD millions)	Sep 30, 2017	Sep 30, 2016

Current financial debts and derivative financial instruments	-6 997	-8 307

Non-current financial debts	-23 163	-18 259

Less liquidity:

Cash and cash equivalents	8 810	7 174

Marketable securities, commodities and derivative financial instruments	611	611

Net debt at September 30	-20 739	-18 781

Share information

	Sep 30, 2017	Sep 30, 2016

Number of shares outstanding	2 327 339 772	2 375 517 359

Registered share price (CHF)	82.90	76.40

ADR price (USD)	85.85	78.96

Market capitalization (USD billions)	198.9	187.8

Market capitalization (CHF billions)	192.9	181.5

Free cash flow

Third quarter

(USD millions)	Q3 2017	Q3 2016	Change

Operating income	2 357	2 269	88

Reversal of non-cash items
Depreciation, amortization and impairments	1 478	1 508	-30

Change in provisions and other non-current liabilities	-29	249	-278

Other	103	-195	298

Operating income adjusted for non-cash items	3 909	3 831	78

Interest and other financial receipts	28	9	19

Interest and other financial payments	-296	-170	-126

Taxes paid	-221	-339	118

Payments out of provisions and other net cash movements in non-current liabilities	-215	-339	124

Change in inventory and trade receivables less trade payables	-100	-140	40

Change in other net current assets and other operating cash flow items	481	379	102

Cash flows from operating activities	3 586	3 231	355

Purchase of property, plant & equipment	-382	-443	61

Purchase of intangible assets	-287	-478	191

Proceeds from sales of intangible assets	157	209	-52

Purchase of financial and other non-current assets	-123	-58	-65

Proceeds from sales of property, plant & equipment and financial assets	113	130	-17

Free cash flow	3 064	2 591	473

Nine months to September 30

(USD millions)	9M 2017	9M 2016	Change

Operating income	6 559	6 813	-254

Reversal of non-cash items
Depreciation, amortization and impairments	4 608	4 343	265

Change in provisions and other non-current liabilities	3	737	-734

Other	-63	-223	160

Operating income adjusted for non-cash items	11 107	11 670	-563

Interest and other financial receipts	934	705	229

Interest and other financial payments	-642	-677	35

Taxes paid	-1 125	-1 320	195

Payments out of provisions and other net cash movements in non-current liabilities	-505	-1 352	847

Change in inventory and trade receivables less trade payables	-871	-1 664	793

Change in other net current assets and other operating cash flow items	315	522	-207

Cash flows from operating activities	9 213	7 884	1 329

Purchase of property, plant & equipment	-1 058	-1 276	218

Purchase of intangible assets	-718	-822	104

Proceeds from sales of intangible assets	540	668	-128

Purchase of financial and other non-current assets	-343	-265	-78

Proceeds from sales of property, plant & equipment and financial assets	338	290	48

Free cash flow	7 972	6 479	1 493

Net sales of the top 20 Innovative Medicines products in 2017 – Third quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gilenya	Neuroscience	Relapsing multiple sclerosis	428	0	373	2	801	1	0

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	141	-53	304	-43	445	-47	-47

Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	346	69	210	110	556	85	83

Lucentis	Ophthalmology	Age-related macular degeneration			481	5	481	5	5

Tasigna	Oncology	Chronic myeloid leukemia	212	16	270	9	482	9	12

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	203	-3	199	1	402	-3	-1

Afinitor/Votubia	Oncology	Breast cancer / TSC	212	11	177	-11	389	-1	0

Galvus	Established Medicines	Diabetes			310	3	310	1	3

Exjade/Jadenu	Oncology	Chronic iron overload	132	16	132	5	264	9	11

Diovan/Co–Diovan	Established Medicines	Hypertension	19	-39	212	-6	231	-11	-10

Exforge	Established Medicines	Hypertension	7	40	237	4	244	5	4

Xolair[1]	Respiratory	Asthma			245	12	245	14	12

Tafinlar + Mekinist	Oncology	Melanoma	87	13	137	39	224	30	27

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	119	47	108	25	227	35	36

Votrient	Oncology	Renal cell carcinoma	109	21	104	10	213	16	15

Jakavi	Oncology	Myelofibrosis			201	31	201	35	31

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	55	20	94	-11	149	-1	-1

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	11	22	115	-3	126	-3	-2

Voltaren/Cataflam	Established Medicines	Inflammation/pain			118	-2	118	-10	-2

Entresto	Cardio-Metabolic	Chronic Heart Failure	74	111	54	198	128	142	138

Top 20 products total			2 155	8	4 081	2	6 236	4	4

Rest of portfolio			651	-8	1 415	-1	2 066	-4	-3

Total Division sales			2 806	4	5 496	1	8 302	2	2

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

nm = not meaningful

Net sales of the top 20 Innovative Medicines products in 2017 – Nine months to September 30

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 276	3	1 084	4	2 360	3	3

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	498	-48	997	-37	1 495	-42	-41

Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	912	80	544	139	1 456	98	98

Lucentis	Ophthalmology	Age-related macular degeneration			1 403	4	1 403	1	4

Tasigna	Oncology	Chronic myeloid leukemia	599	13	757	7	1 356	6	9

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	618	-3	573	-1	1 191	-4	-2

Afinitor/Votubia	Oncology	Breast cancer / TSC	603	5	515	-3	1 118	-1	1

Galvus	Established Medicines	Diabetes			906	3	906	1	3

Exjade/Jadenu	Oncology	Chronic iron overload	376	10	402	10	778	8	10

Diovan/Co–Diovan	Established Medicines	Hypertension	63	-43	650	-5	713	-13	-10

Exforge	Established Medicines	Hypertension	23	nm	688	3	711	3	5

Xolair[1]	Respiratory	Asthma			673	12	673	9	12

Tafinlar + Mekinist	Oncology	Melanoma	246	11	381	41	627	27	28

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	318	45	294	26	612	34	35

Votrient	Oncology	Renal cell carcinoma	305	16	290	7	595	11	11

Jakavi	Oncology	Myelofibrosis			549	32	549	31	32

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	161	5	278	-7	439	-4	-3

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	31	3	333	-5	364	-6	-4

Voltaren/Cataflam	Established Medicines	Inflammation/pain			346	-1	346	-11	-1

Entresto	Cardio-Metabolic	Chronic Heart Failure	197	190	125	269	322	216	215

Top 20 products total			6 226	6	11 788	3	18 014	2	4

Rest of portfolio			1 975	-12	4 280	-1	6 255	-6	-5

Total Division sales			8 201	1	16 068	2	24 269	0	2

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

nm = not meaningful

Innovative Medicines net sales by business franchise – Third quarter

	Q3 2017	Q3 2016	% change	% change
	USD m	USD m	USD	cc

Oncology
Gleevec/Glivec	445	834	-47	-47

Tasigna	482	441	9	12

Sandostatin	402	413	-3	-1

Afinitor/Votubia	389	393	-1	0

Exjade/Jadenu	264	242	9	11

Tafinlar + Mekinist	224	172	30	27

Promacta/Revolade	227	168	35	36

Votrient	213	183	16	15

Jakavi	201	149	35	31

Kisqali	26	0	nm	nm

Other	228	240	-5	-3

Total Oncology business unit	3 101	3 235	-4	-4

Ophthalmology
Lucentis	481	456	5	5

Travoprost Group	149	151	-1	-1

Systane Group	100	96	4	2

Topical Olopatadine Group	49	81	-40	-39

Other	544	586	-7	-7

Total Ophthalmology	1 323	1 370	-3	-3

Immunology and Dermatology
Cosentyx	556	301	85	83

Neoral/Sandimmun(e)	126	130	-3	-2

Zortress/Certican	107	101	6	6

Ilaris	107	73	47	47

Myfortic	94	97	-3	-1

Other	73	68	7	3

Total Immunology and Dermatology	1 063	770	38	37

Neuroscience
Gilenya	801	790	1	0

Other	26	30	-13	-11

Total Neuroscience	827	820	1	0

Respiratory
Ultibro Breezhaler	101	95	6	3

Seebri Breezhaler	37	37	0	2

Onbrez Breezhaler	27	37	-27	-16

Subtotal COPD[1] portfolio	165	169	-2	-1

Xolair[2]	245	215	14	12

Other	5	6	-17	-29

Total Respiratory	415	390	6	6

Cardio-Metabolic
Entresto	128	53	142	138

Other	5	4	25	21

Total Cardio-Metabolic	133	57	133	130

Established Medicines
Galvus	310	306	1	3

Diovan/Co-Diovan	231	261	-11	-10

Exforge	244	232	5	4

Voltaren/Cataflam	118	131	-10	-2

Exelon/Exelon Patch	95	104	-9	-10

Ritalin/Focalin	44	62	-29	-32

Other	398	435	-9	-6

Total Established Medicines	1 440	1 531	-6	-4

Total Pharmaceuticals business unit	5 201	4 938	5	6

Total Division net sales	8 302	8 173	2	2

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

nm = not meaningful

Innovative Medicines net sales by business franchise – Nine months to September 30

	9M 2017	9M 2016	% change	% change
	USD m	USD m	USD	cc

Oncology
Gleevec/Glivec	1 495	2 559	-42	-41

Tasigna	1 356	1 281	6	9

Sandostatin	1 191	1 238	-4	-2

Afinitor/Votubia	1 118	1 125	-1	1

Exjade/Jadenu	778	719	8	10

Tafinlar + Mekinist	627	494	27	28

Promacta/Revolade	612	457	34	35

Votrient	595	537	11	11

Jakavi	549	419	31	32

Kisqali	41	0	nm	nm

Other	669	754	-11	-9

Total Oncology business unit	9 031	9 583	-6	-4

Ophthalmology
Lucentis	1 403	1 383	1	4

Travoprost Group	439	458	-4	-3

Systane Group	292	277	5	5

Topical Olopatadine Group	225	280	-20	-19

Other	1 663	1 746	-5	-4

Total Ophthalmology	4 022	4 144	-3	-2

Immunology and Dermatology
Cosentyx	1 456	737	98	98

Neoral/Sandimmun(e)	364	389	-6	-4

Zortress/Certican	298	294	1	3

Ilaris	287	208	38	39

Myfortic	274	292	-6	-1

Other	207	204	1	1

Total Immunology and Dermatology	2 886	2 124	36	38

Neuroscience
Gilenya	2 360	2 299	3	3

Other	77	94	-18	-17

Total Neuroscience	2 437	2 393	2	3

Respiratory
Ultibro Breezhaler	291	273	7	8

Seebri Breezhaler	109	111	-2	2

Onbrez Breezhaler	83	107	-22	-15

Subtotal COPD[1] portfolio	483	491	-2	2

Xolair[2]	673	619	9	12

Other	16	23	-30	-18

Total Respiratory	1 172	1 133	3	7

Cardio-Metabolic
Entresto	322	102	216	215

Other	12	10	20	21

Total Cardio-Metabolic	334	112	198	198

Established Medicines
Galvus	906	895	1	3

Diovan/Co-Diovan	713	816	-13	-10

Exforge	711	689	3	5

Voltaren/Cataflam	346	389	-11	-1

Exelon/Exelon Patch	293	330	-11	-11

Ritalin/Focalin	162	209	-22	-24

Other	1 256	1 472	-15	-12

Total Established Medicines	4 387	4 800	-9	-6

Total Pharmaceuticals business unit	15 238	14 706	4	6

Total Division net sales	24 269	24 289	0	2

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

nm = not meaningful

Net sales by region1 – Third quarter

	Q3 2017	Q3 2016	% change		Q3 2017	Q3 2016

	USD m	USD m	USD	cc	% of total	% of total

Innovative Medicines

Europe	2 887	2 797	3	-1	35	34

US	2 806	2 710	4	4	34	33

Asia/Africa/Australasia	1 925	1 929	0	3	23	24

Canada and Latin America	684	737	-7	1	8	9

Total	8 302	8 173	2	2	100	100

Of which in Established Markets	6 227	6 102	2	1	75	75

Of which in Emerging Growth Markets	2 075	2 071	0	5	25	25

Sandoz

Europe	1 233	1 087	13	8	48	43

US	798	917	-13	-13	31	36

Asia/Africa/Australasia	354	341	4	8	14	14

Canada and Latin America	199	172	16	14	7	7

Total	2 584	2 517	3	1	100	100

Of which in Established Markets	1 881	1 894	-1	-3	73	75

Of which in Emerging Growth Markets	703	623	13	12	27	25

Alcon

Europe	382	352	9	4	25	25

US	648	628	3	3	42	44

Asia/Africa/Australasia	379	333	14	16	25	23

Canada and Latin America	118	123	-4	7	8	8

Total	1 527	1 436	6	7	100	100

Of which in Established Markets	1 176	1 138	3	3	77	79

Of which in Emerging Growth Markets	351	298	18	21	23	21

Group

Europe	4 502	4 236	6	2	36	35

US	4 252	4 255	0	0	34	35

Asia/Africa/Australasia	2 658	2 603	2	6	21	21

Canada and Latin America	1 001	1 032	-3	4	9	9

Total	12 413	12 126	2	2	100	100

Of which in Established Markets	9 284	9 134	2	0	75	75

Of which in Emerging Growth Markets	3 129	2 992	5	8	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Net sales by region1 – Nine months to September 30

	9M 2017	9M 2016	% change		9M 2017	9M 2016

	USD m	USD m	USD	cc	% of total	% of total

Innovative Medicines

Europe	8 280	8 385	-1	0	34	35

US	8 201	8 101	1	1	34	33

Asia/Africa/Australasia	5 760	5 736	0	3	24	24

Canada and Latin America	2 028	2 067	-2	6	8	8

Total	24 269	24 289	0	2	100	100

Of which in Established Markets	18 108	18 231	-1	0	75	75

Of which in Emerging Growth Markets	6 161	6 058	2	7	25	25

Sandoz

Europe	3 398	3 241	5	4	46	43

US	2 482	2 747	-10	-10	33	36

Asia/Africa/Australasia	1 014	1 054	-4	0	14	14

Canada and Latin America	571	497	15	12	7	7

Total	7 465	7 539	-1	-1	100	100

Of which in Established Markets	5 482	5 639	-3	-3	73	75

Of which in Emerging Growth Markets	1 983	1 900	4	4	27	25

Alcon

Europe	1 150	1 130	2	3	26	26

US	1 902	1 889	1	1	43	43

Asia/Africa/Australasia	1 069	995	7	8	24	23

Canada and Latin America	339	354	-4	5	7	8

Total	4 460	4 368	2	3	100	100

Of which in Established Markets	3 482	3 479	0	1	78	80

Of which in Emerging Growth Markets	978	889	10	14	22	20

Group

Europe	12 828	12 756	1	1	35	35

US	12 585	12 737	-1	-1	35	35

Asia/Africa/Australasia	7 843	7 785	1	4	22	22

Canada and Latin America	2 938	2 918	1	7	8	8

Total	36 194	36 196	0	1	100	100

Of which in Established Markets	27 072	27 349	-1	0	75	76

Of which in Emerging Growth Markets	9 122	8 847	3	7	25	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Principal currency translation rates

Third quarter

	Average rates Q3 2017	Average rates Q3 2016	Period-end rates Sep 30, 2017	Period-end rates Sep 30, 2016

1 CHF	1.039	1.025	1.031	1.035

1 CNY	0.150	0.150	0.150	0.150

1 EUR	1.175	1.116	1.180	1.121

1 GBP	1.309	1.314	1.342	1.295

100 JPY	0.901	0.976	0.888	0.991

100 RUB	1.696	1.548	1.725	1.577

Nine months to September 30

	Average rates 9M 2017	Average rates 9M 2016	Period-end rates Sep 30, 2017	Period-end rates Sep 30, 2016

1 CHF	1.017	1.020	1.031	1.035

1 CNY	0.147	0.152	0.150	0.150

1 EUR	1.113	1.116	1.180	1.121

1 GBP	1.275	1.393	1.342	1.295

100 JPY	0.893	0.923	0.888	0.991

100 RUB	1.716	1.468	1.725	1.577

Income from associated companies

(USD millions)	Q3 2017	Q3 2016	9M 2017	9M 2016

Share of estimated Roche reported results	180	162	509	522

Prior-year adjustment			-67	-68

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-38	-37	-110	-110

Net income effect from Roche Holding AG	142	125	332	344

Share of estimated GSK Consumer Healthcare Holdings Ltd. reported results	120	95	296	229

Prior-year adjustment			47	-22

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-1	-4	-5	-9

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings Ltd.	119	91	338	198

Others	1	1	22	5

Income from associated companies	262	217	692	547

Core income from associated companies

(USD millions)	Q3 2017	Q3 2016	9M 2017	9M 2016

Income from associated companies	262	217	692	547

Share of estimated Roche core adjustments	84	79	243	187

Roche prior year adjustment			70	36

Share of estimated GSK Consumer Healthcare Holdings Ltd. core adjustments	13	-1	49	69

GSK Consumer Healthcare Holdings Ltd. prior year adjustment			-19	15

Others			1

Core income from associated companies	359	295	1 036	854

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “growing,” “driven,” “continued,” “growth drivers,” “momentum,” “progress,” “launches,” “launched,” “strategic review,” “outlook,” “on track,” “guidance,” “confidence,” “growth phase,” “expect,” “expected,” “growth plan,” “launch trajectory,” “launch,” “continued focus,” “pipelines,” “option,” “priority review,” “seeks,” “proposed,” “ongoing,” “discussing,” “plans,” “under review,” “to accelerate,” “to strengthen,” “for the future,” “continues,” “continue,” “priorities,” “improving,” “reviewing,” “strategies,” “enabling,” “strategy,” “remains a priority,” “to be executed,” “aims,” “re-confirm,” “would,” “estimated,” “will,” “potential,” “pipeline,” “initiate,” “recommended,” “recommendation,” “next-generation,” “investigating,” “evaluating,” “begin evaluation,” “commitment,” “planned,” “subject to,” “Fast Track designation,” “underway,” “submitted,” “can,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential outcome of the strategic review being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the strategic review being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc. Stelara® is a trademark of Janssen Biotech, Inc. Rituxan® is a registered trademark of Biogen. Humira® is a registered trademark of AbbVie Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 121,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
November 13, 2017   R&D update and investor event in London
January 24, 2018    Fourth quarter and full year results 2017
March 2, 2018     Annual General Meeting
April 19, 2018      First quarter results 2018
May 15-16, 2018    Meet Novartis Management investor event in Basel
July 18, 2018       Second quarter results 2018
October 18, 2018      Third quarter results 2018